UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2021
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant

files or will file annual reports

under cover of Form 20-F or Form

40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T

Rule 101(b)(1) only permits the submission

in paper of a Form 6-K if submitted

solely to provide an
attached annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T

Rule 101(b)(7):
⬜
Note:

Regulation S-T

Rule 101(b)(7) only permits the submission

in paper of a Form 6-K if submitted

to furnish a report or
other document that the registrant foreign

private issuer must furnish and

make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which the registrant’s securities

are traded, as long as the report or other

document is not a press
release, is not required to be and has

not been distributed to the registrant’s security holders,

and, if discussing a material

event,
has already been the subject of a Form

6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether the registrant

by furnishing the information

contained in this Form is also thereby

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pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.

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⬜

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

October 21, 2021 titled “Q3 2021 results”.
2. Q3 2021 Financial Information.
3.
Announcements regarding transactions

in ABB Ltd’s Securities made by the directors or the members of the
Executive Committee.

The information provided by Item 2

above is hereby incorporated by reference

into the Registration Statements on

Form F-3 of
ABB Ltd and ABB Finance (USA) Inc. (File

Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was previously

filed with the
Securities and Exchange Commission.
2

—
“In the face of a difficult supply chain environment, I am pleased that we achieved a good margin this quarter. Our cash generation was very strong, leaving ample headroom on our balance sheet to support both organic growth and acquisitions as well as rewarding shareholders.”
Björn Rosengren , CEO
—
ZURICH, SWITZERLAND, OCTOBER 21,

2021
Q3 2021 results
Strong demand, supply

chain constraints

impacting
revenues
●

Orders $7.9 billion,

+29%; comparable
1

+26%

●

Revenues $7.0 billion

,

+7%; comparable +4%

●

Income from operations

$852 million; margin 12.1%

●

Operational EBITA
1

$1,062 million;

margin
1

15.1%
●

Basic EPS $0.33;

-85%
2
●

Cash flow from operating

activities was $1,104

million and from operating

activities in continuing

operations it was $1,119

million
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
—
Q3 2021
First nine months
Press Release
KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated) Q3 2021 Q3 2020 US$ Comparable
1
9M 2021 9M 2020 US$ Comparable
1
Orders 7,866 6,109 29% 26% 23,611 19,509 21% 16%
Revenues 7,028 6,582 7% 4% 21,378 18,952 13% 8%
Gross Profit 2,294 1,834 25% 7,070 5,731 23%
as % of revenues
32.6% 27.9% +4.7 pts 33.1% 30.2% +2.9 pts
Income from operations 852 71 n.a. 2,743 1,015 170%
Operational EBITA
1
1,062 787 35% 32%

3
3,134 2,074 51% 43%

3
as % of operational revenues
1
15.1% 12.0% +3.1 pts 14.6% 10.9% +3.7 pts
Income (loss) from continuing operations, net of
tax 687 (503) n.a. 2,027 218 830%
Net income attributable to ABB 652 4,530 -86% 1,906 5,225 -64%
Basic earnings per share ($)

0.33 2.14 -85%
2
0.95 2.45 -61%
2
Cash flow from operating activities
4
1,104 408 171% 2,310 511 352%
Cash flow from operating activities in continuing
operations 1,119 398 181% 2,305 650 255%
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached

Q3 2021 Financial Information.
2
EPS growth rates are computed using unrounded amounts.

3
Constant currency (not adjusted for portfolio

changes).
4
Amount represents total for both continuing and discontinued

operations.

ABB INTERIM REPORT

I

Q3 2021

2
Q3 painted a mixed

picture, containing on one

hand a high
level of demand

driving strong order growth,

while on the
other hand the tight

supply chain impacted our

revenues
more than anticipated.

Still, we improved both

the
underlying operational

earnings and margin, delivered
strong cash flows,

made progress with portfolio
adjustments,

as well as delivered some

important product
launches.
Orders increased by

29%

(26% comparable)

,

year-on-year.
We make conscious

efforts to screen that

orders we accept
are backed up by real

demand, but in the current
environment of a strained

supply chain it is only

fair to
assume it includes

a certain element of customers

putting
through safety-orders

to secure future deliveries.

All
business areas contributed

with double-digit growth

rates
and all segments and

regions noted positive developments.
In sequential terms,

the underlying customer activity
increased somewhat

in the Americas, declined

in Europe
and remained stable

in China.
Revenues were hampered

by supply chain constraints
delaying customer

deliveries. This was primarily

related to
semiconductors

and imbalances in the overall

supply chain,
with the impact most

tangible in Electrification

and Robotics
& Discrete Automation.

Revenues increased by

7%

(4%
comparable).
Operational EBITA

increased

by 35%

year-on-year,

and
margin expanded by

310

basis points, to 15.1

%. This
improvement however

benefited from the adverse
temporary items

in last year’s results, good development

in
most business areas

and unusually low corporate

costs in
the current quarter.
I am pleased we delivered

another quarter with strong

cash
flow, which

more than doubled from last

year to
USD 1.1 billion. Our balance

sheet is strong with a

net
debt/EBITDA ratio

of 0.5.
In line with our active

portfolio management

strategy, we
announced both

a divestment and an acquisition

in the
period. We agreed

to divest the Mechanical

Power
Transmission

division (Dodge) for $2.9

billion in cash and
we expect completion

of the deal before the

end of this
year.

Robotics and Discrete Automation

acquired ASTI
Mobile Robotics

Group (ASTI), a leading global
autonomous mobile

robot (AMR) manufacturer.

This deal
will support us in capturing

the potential in areas such

as
logistics and warehouse

automation. We are

also making
good progress with

the other portfolio activities.
I was pleased to see

the E-mobility business launch

the
Terra

360,

the world’s fastest electric

car charger.

It is the
only charger in the

market designed to simultaneously
charge up to four vehicles

with dynamic power distribution.
It has a maximum output

of 360 kW and is capable

of fully
charging any electric

car in 15 minutes or less.

This will
further cement our

leading position in the

EV-charging
space.
On a similar topic but

with focus on the mining

industry,
Process Automation

launched the ABB Ability™ eMine
comprising a portfolio

of technologies facilitating

the all-
electric mine,

including monitoring and

optimizing energy
usage. From 2022,

it will also include ABB Ability™

eMine
FastCharge which

provides high-power

electric charging for
haul trucks. It also

incorporates the ABB Ability™

eMine
Trolley System

which can reduce diesel consumption

by up
to 90%.
We were also acknowledged

for our sustainability efforts

as
we once again wer

e

included in the FTSE4Good

Index
Series with an overall

score of 4.2 on a scale from

0 to 5 (5
is the best score). We

are ranked among the best
performers in the index

globally and above sector

average.
Björn Rosengren
CEO
In the fourth quarter of 2021 , ABB anticipates a continued
tight supply chain to

impact customer deliveries.
Comparable revenue

growth is estimated to be

broadly
similar to the third quarter.

In line with recent historical

pattern, the Operational

EBITA
margin in the fourth quarter

is expected to decline,
sequentially.

ABB anticipates

comparable revenue growth

of 6%-8%
(update from just below

10%) for
full-year 2021 , hampered
by supply constraints

towards the end of

the year.
In 2021
, ABB expects a strong

pace of improvement from
2020 toward the 2023

operational EBITA

margin target of
the upper half of

the 13%-16% range.

CEO summary
Outlook

ABB INTERIM REPORT

I

Q3 2021

3
Demand was strong in

the third

quarter, with order

intake
amounting to $7,866

million, corresponding to a

year-on-year
increase of 29% (26

%

comparable) with virtually

all divisions
growing at a double

-digit pace. The strength

was broad based,
supported by both

short-cycle product and

the process-related
businesses.

Service orders increased by

20%

(18%
comparable).

Orders grew strongly

in the machine builders

and food &
beverage segments

as well as in general industries

overall.
Orders in the automotive

segment increased, driven

primarily by
high customer activity

in China.

In transport and infrastructure,

there was a very strong

order
development across

the renewables and e-mobility

segments
as well as in the buildings

segment with a positive

development
for both the residential

and non-residential segments.

The
marine segment recovered,

including a slight positive
development in the

cruise segment with customers

initiating
service spend in anticipation

of upcoming cruising

activities.
The process-related business

improved across the

customer
segments, including in

the oil & gas segment as

gas-related
activity remained stable

at a high level and oil- related

demand
improved. Process

Automation secured a large

order
amounting to approximately

$120 million to power the

Jansz-Io
Compression project

in Australia.

Customer activity in power
generation remained

stable.
From a geographical

perspective, all three

regions reported at
least 25% growth (20%

comparable), with the strong

est growth
of 31%

in the United States outpacing

China which improved by
a more modest 16% (9%

comparable) and showed

a steady
sequential pattern.
Revenues were dampened

by extended lead times

in customer
deliveries due to a

tight value chain, including

component
constraints,

tight job market and covid

restrictions. A tangible
impact from insufficient

supply of semi-conductors

affected the
ability to deliver.

Orders and revenues

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q3 2021 Q3 2020 US$ Comparable
Europe 2,663 2,068 29% 27%
The Americas 2,580 1,938 33% 31%
Asia, Middle East
and Africa
2,623 2,103 25% 20%
ABB Group 7,866 6,109 29% 26%
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 26% 4%
FX 2% 3%
Portfolio changes 1% 0%
Total 29% 7%
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q3 2021 Q3 2020 US$ Comparable
Europe 2,525 2,410 5% 3%
The Americas 2,161 1,927 12% 11%
Asia, Middle East
and Africa
2,342 2,245 4% 1%
ABB Group 7,028 6,582 7% 4%

ABB INTERIM REPORT

I

Q3 2021

4
Gross profit
Gross margin increased

to 32.6%, up 470 basis

points year-
on-year.

Gross margins were higher

in two out of four
business areas,

led by Process Automation.

There were
also fewer one-time

items. Gross profit improved

by 25%
and amounted to $2,294

million.
Income from operations
Income from operations

amounted to $852 million,

a solid
improvement from

last year’s $71 million. Key

drivers were
improved operational

performance as well as

the absence
of approximately $500

million in total charges related

to the
goodwill write-down

and changes in obligations

to divested
businesses,

which adversely impacted

last year’s results.
Results include restructuring

and restructuring-related
expenses of $28

million.
Operational EBITA
Operational EBITA

of $1,062

million was 35% higher (32%
constant currency)

year-on-year,

with the increased profit in
Process Automation as

the key driver,

including the
absence of last year’s

charge related to the

Kusile project.
The margin improved

by 310 basis points to 15.1%.

Three
out of four business

areas reported stable or

improved
margin. Overall,

the positive year-on-year development

was
supported by higher

volumes, stringent cost

controls

and
also due to abnormally

low costs for Corporate

& Other in
the period. Corporate

and Other Operational

EBITA
improved by $115

million to -$37 million

year-on-year,
primarily due to the

reduction of losses incur

red in non-core
businesses. Additionally,

corporate costs were

lower due to
certain tax-related

charges incurred in the

previous year
period and some positive

non-repeating items

in the current
quarter,

including a credit related to

a review of a software
license scope. Sequentially,

the Corporate and Other
Operational EBITA

improved primarily

due to higher real
estate income, and

the aforementioned positive

items
.

Net finance expenses
Net finance expenses
1

amounted to $6 million,

primarily
reflecting significantly

lower interest costs compared

with
last year.

Net finance expenses for

the full year of 2021 are
now expected at around

$100

million.

Income tax
Income tax expense

was $201 million with a

tax rate of
22.6%. The low rate

reflects certain tax benefits

recognized
from internal reorganizations

.

The tax rate for 2021

is still
estimated at 26%
5
.

Net income and earnings

per share
Net income attributable

to ABB was $652

million and
decreased significantly

from last year’s level which

included
the book gain related

to the divestment of Power

Grids. Basic
earnings per share

was $0.33 and decreased

from last year’s
high level of $2.14

which included book

gain impacts.

5
Excludes impact of acquisitions or divestments or

any significant non-operational items
Earnings

ABB INTERIM REPORT

I

Q3 2021

5
Net working capital
Net working capital

amounted to $2,920 million,

declining
both year-on-year from

$3,236 million and sequentially

from
$3,251 million. The

sequential decline was primarily

driven
by receivables, partially

offset by a slight increase

in
inventories and lower

other accrued liabilities

.

Net working
capital as a percentage

of revenues
1

was 10.2%.

Capital expenditures
Purchases of property,

plant and equipment and

intangible
assets amounted to

$166 million.

Net debt
Net debt
1

totalled $1,898 million,

representing an increase
from last year’s net cash

position of $935 million

which
reflected the timing of

the divestment of Power

Grids.
Sequentially,

net debt was reduc

ed from $2,259 million.

The
sequential decrease primarily

reflects the impacts of strong
cash flow in the third

quarter.

The net debt to EBITDA ratio
1
increased year-on-year

to 0.5

from -0.4, and declined
sequentially from 0.

7.
Cash flows
Cash flow from operating

activities in continuing operations
was $1,119

million, a significant improvement

of
$721 million compared

with the corresponding period

last
year.

Three out of four business areas

increased cash flow
primarily from improved

earnings. However,

the largest
year-on-year effect

came from Corporate and

Other,
reflecting the payments

in 2020 related to certain pension
plan restructurings

in connection with the optimization

of our
capital structure.
Share buyback program
The previously announced

follow-up share buyback

program of
up to $4.3 billion

was launched in early April.

This follow-up
program is part of the

plan to return

$7.8 billion of cash

proceeds from the Power

Grids divestment
to shareholders.

Under the initial program a

total of
128,620,589 shares

were repurchased for an amount

of
approximately $3.5

billion. Since the launch

of the follow-up
program on April 9

and through the end of the

quarter a total of
25,842,600 shares

were repurchased, including

10,908,500
shares in the third quarter.

Shares were repurchased

on the
second trading line.

The total number of ABB Ltd’s

issued
shares is 2,053,148,264.
($ millions,

unless otherwise indicated)
Sep. 30
2021
Sep. 30
2020
Dec. 31
2020
Short term debt and current
maturities of long-term debt
2,414

2,354

1,293

Long-term debt
4,270

6,319

4,828

Total debt
6,684

8,673

6,121

Cash & equivalents
3,709

3,178

3,278

Restricted cash - current
31

860

323

Marketable securities and

short-term investments
746

5,270

2,108

Restricted cash - non-current
300

300

300

Cash and marketable securities
4,786

9,608

6,009

Net debt/(cash)*
1,898

(935)
112

Net debt/(cash)* to EBITDA ratio
0.5

(0.4)
0.04

Net debt/(cash)* to Equity ratio
0.13

(0.05)
0.01

* net debt excludes net pension liabilities $871 million
Balance sheet & Cash flow

ABB INTERIM REPORT

I

Q3 2021

6
Orders and revenues
There was a mixed

picture in the third quarter,

with strong
broad-based growth

in orders while revenues were
challenged by supply

constraints limiting the ability

to convert
orders into actual deliveries.

Consequently,

the order backlog
increased to $5,246

million. In total, orders increased

to the
high level of $3,519

million, an increase of 19%

(17%
comparable) and revenues

reached $3,196

million, up by 5%
(4% comparable).
●
Strong comparable

order growth represents a

double-digit
growth rate in almost

all divisions. Although

difficult to
exactly assess, it is

fair to assume some positive

impact
from customers

ordering safety stock in

the wake of a
generally tight supply

chain.

●
Demand improved

in the buildings segment,

with a positive
development for both

residential and non

-residential
business. Customer activity

was also high for the data
centers, food & beverage,

rail and e-mobility segments.
Activity increased moderately

in oil & gas.

●
Orders increased in

all regions, with strong double

-digit
growth rates in the

Americas and Europe outpacing

AMEA,
including a mid-single

-digit growth rate in China.

●
Shortages in the supply

chain are expected to impact
customer deliveries

also in the coming quarter.

Profit
As a headline number

,

the Operational EBITA

margin
declined year-on-year

to 15.9%. However,

when excluding
the non-repeating positive

impacts of about 100

basis points
in the year-earlier period,

the underlying operational

margin
improved by approximately

60 basis points.
●
The underlying operational

margin improvement

was
supported by slightly

higher volumes, active price
management and efficiency

measures, which more

than
offset the impact from

increasing raw materials

costs and
general cost inflation

emphasized by the

tight supply
situation.
—
Electrification
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 17% 4%
FX 2% 1%
Portfolio changes 0% 0%
Total 19% 5%
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2021 Q3 2020 US$ Comparable 9M 2021 9M 2020 US$ Comparable
Orders 3,519 2,952 19% 17% 10,743 8,810 22% 18%
Order backlog 5,246 4,471 17% 17% 5,246 4,471 17% 17%
Revenues 3,196 3,031 5% 4% 9,742 8,568 14% 10%
Operational EBITA 511 493 4% 1,614 1,159 39%
as % of operational revenues
15.9% 16.3% -0.4 pts 16.5% 13.5% +3 pts
Cash flow from operating activities 636 460 38% 1,466 875 68%
No. of employees (FTE equiv.) 51,100 51,100 0%

ABB INTERIM REPORT

I

Q3 2021

7
Orders and revenues
Demand was strong across

all divisions,

and total orders
increased significantly

at 24% (22% comparable)

year-on-
year and amounted

to $1,909 million. On the back

of a
generally tight supply

chain, revenues were

somewhat
hampered and increased

by 4% (2% comparable).
●
Customer activity improved

in all segments supported

by the
short-cycle product

business and service, as

well as
improving project demand.

●
Orders increased at

a double-digit rate in all

three regions,
with Europe outperforming

the Americas and AMEA,
including a slight

growth in China.
●
Revenues were impacted

by the strained value

chain,
including component

shortages as well as

a tight labor
market in the US, which

in some cases triggered customers
to delay acceptance

of product deliveries.

●
Some impact on deliveries

is expected to remain also

in
the coming quarter.

Profit
On largely stable revenues

year-on-year,

the Operational
EBITA margin

remained unchanged

at 17.4%, despite cost
inflation triggered by

tight supply chain and increasing

raw
material costs.

●
Profitability was

primarily supported by a slight

volume
increase, active

price management and

a positive divisional
mix, which in combin

ation offset increasing

raw material costs
and cost inflation.

The divestment of the

Mechanical Power Transmission
division (Dodge)

for $2.9 billion in cash was

announced,
with completion of the

deal expected before

the end of the
year.

The closing of the divestment

will trigger a non-
operational pre-tax

book gain of approximately

$2.2 billion.
The transaction related

cash tax outflows are estimated

at
approximately $400

million.
—
Motion
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 22% 2%
FX 2% 2%
Portfolio changes 0% 0%
Total 24% 4%
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2021 Q3 2020 US$ Comparable 9M 2021 9M 2020 US$ Comparable
Orders 1,909 1,535 24% 22% 5,773 5,022 15% 10%
Order backlog 3,717 3,349 11% 11% 3,717 3,349 11% 11%
Revenues 1,673 1,611 4% 2% 5,190 4,704 10% 6%
Operational EBITA 291 281 4% 905 790 15%
as % of operational revenues
17.4% 17.4% 0 pts 17.4% 16.8% +0.6 pts
Cash flow from operating activities 399 379 5% 946 859 10%
No. of employees (FTE equiv.) 21,300 20,700 3%

ABB INTERIM REPORT

I

Q3 2021

8
Orders and revenues
Orders amounted to $1,670

million and grew by 43% (40%
comparable) from last

year’s easy comparable,

including a
large order of approximately

$120 million received.

Order-
backlog was built up

to a high level of $6 billion.
●
Orders for both products

and service business

increased
at a double-digit

pace, year-on-year,

with support from
improvements across

the process-related markets

.
●
Customer activity increased

in most segments except

for
a stable development

in power generation.

Worth noting
was the positive

trend in the marine service

business.
●
A large order was secured,

amounting to approximately
$120 million to supply

the overall Electrical

Power System
(EPS) for the Jansz

-Io Compression (J-IC)

natural gas
project in Australia.

●
The increase in revenues

reflects

execution of a backlog
with long lead times

and a broad-based recovery

in
demand with most

divisions reporting stable

to positive
growth.
Profit
Operational EBITA

amounted to $207

million resulting in a
margin of 13.7%. The

sharp improvement from

last year’s
margin of 6.4% was

330 basis points when excluding

the
adverse impact of approximately

400 basis points related

to
the Kusile project, which

weighed on last year’s earnings.

●
All divisions improved

their Operational EBITA

and

margin,

year-on-year.
●
The result was support

ed by positive volume
development, improved

business mix and strong project
execution.

—
Process Automation
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 40% 5%
FX 3% 2%
Portfolio changes 0% 0%
Total 43% 7%
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2021 Q3 2020 US$ Comparable 9M 2021 9M 2020 US$ Comparable
Orders 1,670 1,164 43% 40% 4,881 4,226 15% 10%
Order backlog 6,021 5,152 17% 16% 6,021 5,152 17% 16%
Revenues 1,507 1,403 7% 5% 4,454 4,247 5% 0%
Operational EBITA 207 89 133% 554 348 59%
as % of operational revenues
13.7% 6.4% +7.3 pts 12.4% 8.2% +4.2 pts
Cash flow from operating activities 231 164 41% 692 258 168%
No. of employees (FTE equiv.) 22,000 22,600 -3%

ABB INTERIM REPORT

I

Q3 2021

9
Orders and revenues
Order growth was strong

at 30% (comparable

26%) and
amounted to $935

million. Revenues amounted

to $813 million
with growth limited

to 1% (comparable -3%) adversely

impacted
by component shortages

and reduced automotive

systems
business.
●
Both the Robotics and

Machine Automation

divisions
increased orders strongly

at >20% year-on-year.

●
Customer activity increased

in all segments, with the
strongest order increase

in the machine automation,

followed
by the general industry

as well

as consumer and service
robotic segments.
●
All regions improved

at a double-digit rate,

with the Americas
and Europe outpacing

the AMEA region, including

China
orders increasing by

17%

(10% comparable) year

-on-year.
●
The decline in comparable

revenues was the combined
impact from Machine

Automation facing delayed

customer
deliveries on the back

of component shortages

and Robotics’
stable development

due to the conscious effort

to support
long-term profitability

by reducing exposure

to the automotive
systems business for

which the order backlog

is now
shrinking.

The acquisition of ASTI Mobile

Robotics Group (ASTI)

was
closed.

It is a leading global autonomous

mobile robotics
(AMR) manufacturer.

The deal adds solutions

to deliver a
unique automation

portfolio and expand

into new segments.
Profit
Operational EBITA

increased by 1

8%

year-on-year and the
margin increased by

160

basis points to 11.1

%

driven by
the Robotics division

.
●
Despite the lack of

comparable growth, the

Operational
EBITA margin

improved, supported

by improved mix
through reduced automotive

systems sales, increased
share of service business

and efficiency measures.

●
Profitability improved

in the Robotics division,

more than
offsetting the adverse

development in Machine
Automation, which

was hampered by delayed

deliveries
and cost inflation in

a strained supply chain.

—
Robotics & Discrete Automation
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 26% -3%
FX 3% 3%
Portfolio changes 1% 1%
Total 30% 1%
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2021 Q3 2020 US$ Comparable 9M 2021 9M 2020 US$ Comparable
Orders 935 720 30% 26% 2,744 2,169 27% 20%
Order backlog 1,619 1,442 12% 11% 1,619 1,442 12% 11%
Revenues 813 806 1% -3% 2,498 2,106 19% 12%
Operational EBITA 90 76 18% 291 178 63%
as % of operational revenues
11.1% 9.5% +1.6 pts 11.7% 8.5% +3.2 pts
Cash flow from operating activities 56 110 -49% 245 244 0%
No. of employees (FTE equiv.) 10,700 10,300 3%

ABB INTERIM REPORT

I

Q3 2021

10
Quarterly highlights
●
ABB launched the world’s

fastest Electric Vehicle

(EV)
charger - Terra

360 - which can simultaneously

charge up
to four vehicles with

dynamic power distribution.

The new
charger has a maximum

output of 360kW and

is capable
of fully charging any electric

car in 15 minutes or less.
●
ABB launched ABB Ability™

eMine, a portfolio of
solutions that will help

accelerate the move towards

a
zero-carbon mine.

eMine™ can reduce diesel
consumption by up

to 90% while haul trucks are

on an
electric trolley system.
●
Zero production waste

to landfill has been achieved

at
ABB Smart Power’s manufacturing

unit in Frosinone, Italy
— 14 years ahead

of the European Union’s

Circular
Economy Package

target of no more than 10

%

landfilling
by 2035.
●
ABB has been selected

for inclusion 21 years
consecutively in

the FTSE4Good Index Series.

With an
overall score of 4.2

on a scale from 0 to 5 (5

is the best
score).
●
As part of the WEF’s Sustainable

Impact Summit, ABB’s
Chief Communications

and Sustainability Officer

Theodor
Swedjemark discussed

changing the way we talk

about
climate change.

Story of the quarter
ABB will deliver automation,

electrification, quality

control
systems, motors and

drives for Renewcell’s

new industrial
textile recycling production

line in Sundsvall, Sweden.
Renewcell is a Swedish

company specializing in textile

-to-
textile recycling. A paper

mill will be transformed into

the
world’s first commercial

-scale recycling plant for cellulosic
textiles – created by dissolving

natural materials such as
cellulose which is then

regenerated to create a

wide range
of fabrics. Renewcell

is already working with

several fashion
manufacturers, and

in 2020, the company and

H&M Group
entered a multi-year partnership

to replace virgin fibers with
recycled textiles

in clothing. According to

Renewcell’s
preliminary calculations,

textile fibers made from its

recycled
raw material use approximately

50 liters of fresh water

per
kg in production, compared

to around 1,600 liters for cotton
and 90 liters for non

-cotton cellulosic material

viscose.
Q3 outcome
●
7%

reduction of CO
₂

emissions in own operations

mainly
due to continued

implementation of Green

energy contracts

●
21%

year-on-year decline in LTIFR

from the unusually

high
level in the previous

year period
—
Sustainability
Q3 2021 Q3 2020 CHANGE 12M ROLLING
CO2e own operations emissions,

kt scope 1 and 2
1
78 84 -7% 87
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
0.137 0.173 -21% 0.136
Share of females in senior management
positions, %
15.0 13.4 +1.6 pts 14.2
1 From energy use, previous quarter

ABB INTERIM REPORT

I

Q3 2021

11
During Q3 2021
●
On July 20, ABB announced

the acquisition of ASTI
Mobile Robotics

Group to drive the next

generation of
flexible automation

with Autonomous Mobile

Robots.
ASTI is a global

leader in the high growth Autonomous
Mobile Robot (AMR) market

with a broad portfolio

of
vehicles and software.

The acquisition adds

to RA’s
solutions to deliver

a unique automation portfolio

further
expanding into new

industry segments. Since

2015, the
company has enjoyed

close to 30% annual growth

and is
targeting approxi

mately $50 million in revenue

in 2021.
●
On July 26, ABB announced

it had signed a definitive
agreement to divest

its Mechanical Power Transmission
division (Dodge)

to RBC Bearings Incorporated

(Nasdaq:
ROLL), for $2.9 billion

in cash. The transaction

is
expected to be completed

by the end of this year,

subject
to customary closing

conditions, including regulatory
review.

ABB expects to book a

non-operational pre-tax
book gain of approximately

$2.2 billion on the sale of
Dodge. ABB also expects

the transaction related cash

tax
outflows to be approximately

$400 million.
After Q3 2021
In the first nine months

of 2021, demand for ABB’s

products
increased strongly

from the low level in the

previous year
period when the

adverse business impact of

the COVID-19
pandemic was significant.

Orders amounted to
$23,611

million and improved by 21

%

(16% comparable)
and revenues amounted

to $21,378 million,

up by 13%

(8%
comparable), with a

book-to-bill ratio of 1.10.

The recovery
was initially driven

by the short-cycle business

as from the
first quarter,

and the process-related

business
predominantly picked

up later in the period.

Demand
increased in both the

product and the service

business.
Additionally,

exchange rates had a

positive impact on order
intake and revenues.
Income from operations

amounted to $2,743

million and
more than doubled

from the year-earlier period

driven
primarily by stronger

Operational EBITA.

Results include
restructuring activities

that are progressing according

to
plan with restructuring

and restructuring-related

expenses of
$81 million.
Operational EBITA

improved by 5

1% year-on-year to
$3,134 million and

the Operational EBITA

margin increased
by 370 basis points

to 14.6%. Performance

was driven by
increased revenues

in combination with an

improved gross
margin, the impact

from earlier implemented

cost measures
and general stringent

cost control. While revenues
increased by 13%,

the expenses related

to selling, general
and administrative

(SG&A) increased by a

more limited 5%,
driven by higher

sales expenses. The ratio

in relation to
revenues declined

to 17.8%, from 19.1%

in the year-earlier
period. R&D expenses

increased by 13%. Corporate

and
Other Operational EBITA

improved by $

171 million to

-$230 million.

Net finance expenses

amounted to -$71 million.

Income tax
expense was -$775

million with a tax rate of 2

7.7%. Net
income attributable

to ABB was $1,906 million

and
decreased from

last year’s level which includes

the book
gain related to the divestment

of Power Grids. Basic
earnings per share

was $0.95.

Cash flow from operating

activities in continuing operations
amounted to $2,305

million, up from $650 million

in the
year-earlier period.
Significant events
First nine months 2021

ABB INTERIM REPORT

I

Q3 2021

12
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than

$50 million.
1
Represents the estimated annual revenues for the

period prior to the announcement of the respective acquisition/divestment.
Divestments
Company/unit Closing date Revenues, $ million
1
No. of employees
2021
Acquisitions
Company/unit Closing date Revenues, $ million
1
No. of employees
2020
Robotics & Discrete Automation Codian Robotics B.V. 1-Oct 9 16
2021
Electrification Enervalis (majority stake) 26-Apr 1 22
Robotics & Discrete Automation ASTI Mobile Robotics Group 2-Aug 36 300
($ in millions, unless otherwise stated) FY 2021 Q4 2021
Net finance expenses
~(100)

1
~(30)
from ~(130)
Non-operational pension
(cost) / credit
~180 ~50
unchanged
Effective tax rate
4
~26% <20%
unchanged
Capital Expenditures
~(700) ~(250)
from ~(750)
($ in millions, unless otherwise stated) FY 2021 Q4 2021
Corporate and Other Operational costs
~(340)

1
~(110)
from ~(400)
Non-operating items
Restructuring and restructuring related
~(150) ~(70)
unchanged
GEIS integration costs
~(25) ~(5)
from ~(20)
Separation costs
2
~(130) ~(80)
unchanged
PPA-related amortization
~(255) ~(65)
unchanged
Certain other income and expenses
related to PG divestment
3
~(40) ~(10)
unchanged
Additional 2021 guidance
Additional figures
ABB Group Q1 2020 Q2 2020 Q3 2020 Q4 2020 FY 2020 Q1 2021 Q2 2021 Q3 2021
EBITDA, $ in million 600 799 302 807 2,508 1,024 1,324 1,072
Return on Capital Employed, % n.a. n.a. n.a. n.a. 10.3% n.a. n.a. n.a.
Net debt/Equity 0.52 0.61 (0.05) 0.01 0.01 0.09 0.16 0.13
Net debt/ EBITDA 12M rolling 2.3 2.5 (0.4) 0.04 0.04 0.4 0.7 0.5
Net working capital, % of 12M rolling revenues 12.3% 12.6% 12.5% 10.5% 10.5% 10.8% 11.6% 10.2%
Earnings per share, basic, $ 0.18 0.15 2.14 (0.04) 2.44 0.25 0.37 0.33
Earnings per share, diluted, $ 0.18 0.15 2.14 (0.04) 2.43 0.25 0.37 0.32
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.80 n.a. n.a. n.a.
Share price at the end of period, CHF 17.01 21.33 23.45 24.71 24.71 28.56 31.39 31.39
Share price at the end of period, $ 17.26 22.56 25.45 27.96 27.96 30.47 33.99 33.36
Number of employees (FTE equivalents) 143,320 142,310 106,420 105,520 105,520 105,330 106,370 106,080
No. of shares outstanding at end of period (in
millions) 2,134 2,135 2,092 2,031 2,031 2,024 2,006 1,993
1
Excluding two main operational exposures that are

ongoing in the non-core business and for which

exit timing is dependent on circumstances beyond

ABB’s control such as legal proceedings.
2
Costs relating to the announced

exits and the potential E-mobility listing.
3 Excluding share of net income from JV.
4
Excludes impact of acquisitions or divestments or

any significant non-operational items.
Acquisitions and divestments, last twelve months

ABB INTERIM REPORT

I

Q3 2021

13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2021
December 7

ABB Group CMD in Zurich

2022

February 3

Q4 results
March 1 – 2

ABB Motion CMD in Helsinki
March 3

ABB Process Automation

CMD in Helsinki
March 24

Annual General Meeting

This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this

release titled “Outlook”,

“Share buyback program”,
“Sustainability” and

“Significant events”. These

statements
are based on current

expectations, estimates

and
projections about the

factors that may affect

our future
performance, including

global economic conditions,

the
economic conditions of

the regions and industries

that are
major markets for ABB. These

expectations, estimates

and
projections are generally

identifiable by statements
containing words such

as

“intends,” “anticipates

,” “expects,”
“believes,” “estimates,”

“plans,” “targets” or similar
expressions. However,

there are many risks and
uncertainties, many

of which are beyond our control,

that
could cause our

actual results to differ

materially from the
forward-looking information

and statements made in

this
press release and which

could affect our ability

to achieve
any or all of our stated

targets. The important factors

that
could cause such differences
include, among others,

business risks associated

with the
volatile global economic

environment and political
conditions, costs associated

with compliance activities,
market acceptance

of new products and services,

changes
in governmental

regulations and currency exchange

rates
and such other factors

as may be discussed

from time to
time in ABB Ltd’s

filings with the U.S. Securities

and
Exchange Commission,

including its Annual Reports

on
Form 20-F.

Although ABB Ltd believes

that its expectations
reflected in any such

forward-looking statement

are based
upon reasonable assumptions,

it can give no assurance

that
those expectations

will be achieved.
The Q3 2021 results press

release and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

today at 10:00 a.m. CEST.

To

pre-register for the

conference call or to join

the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Q3 results presentation on October 21, 2021
Important notice about forward-looking information
ABB

(ABBN: SIX Swiss

Ex) is a leading global

technology company

that energizes the transformation

of society and industry to
achieve a more productive,

sustainable future. By connecting

software to its electrification,

robotics, automation and

motion
portfolio, ABB pushes

the boundaries of technology

to drive performance

to new levels. With a history

of excellence stretching

back
more than 130 years,

ABB’s success is

driven by about 105,000 talented

employees in over 100 countries.

Q3 2021

FINANCIAL

INFORMATION
October 21, 2021
Q3 2021
Financial information

Q3 2021

FINANCIAL

INFORMATION
—
Financial

Information
Contents
03
─ 07

Key Figures
08

─
38

Consolidated

Financial

Information

(unaudited)
39 ─
51

Supplemental

Reconciliations

and Definitions

Q3 2021

FINANCIAL

INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated) Q3 2021 Q3 2020 US$ Comparable
(1)
Orders 7,866 6,109 29% 26%
Order backlog (end September) 16,012 13,878 15% 15%
Revenues 7,028 6,582 7% 4%
Gross Profit 2,294 1,834 25%
as % of revenues 32.6% 27.9% +4.7 pts
Income from operations 852 71 n.a.
Operational EBITA
(1)
1,062 787 35% 32%
(2)
as % of operational revenues
(1)
15.1% 12.0% +3.1 pts
Income (loss) from continuing operations, net of tax 687 (503) n.a.
Net income attributable to ABB 652 4,530 -86%
Basic earnings per share ($) 0.33 2.14 -85%
(3)
Cash flow from operating activities
(4)
1,104 408 171%
Cash flow from operating activities in continuing operations 1,119 398 181%

CHANGE
($ in millions, unless otherwise indicated)
9M 2021 9M 2020 US$ Comparable
(1)
Orders 23,611 19,509 21% 16%
Revenues 21,378 18,952 13% 8%
Gross Profit 7,070 5,731 23%
as % of revenues 33.1% 30.2% +2.9 pts
Income from operations 2,743 1,015 170%
Operational EBITA
(1)
3,134 2,074 51% 43%
(2)
as % of operational revenues
(1)
14.6% 10.9% +3.7 pts
Income from continuing operations, net of tax 2,027 218 830%
Net income attributable to ABB 1,906 5,225 -64%
Basic earnings per share ($) 0.95 2.45 -61%
(3)
Cash flow from operating activities
(4)
2,310 511 352%
Cash flow from operating activities in continuing operations 2,305 650 255%

(1)

For a reconciliation of non-GAAP measures see “
Supplemental Reconciliations and Definitions
” on page 39.
(2)

Constant currency (not adjusted for portfolio changes).
(3)

EPS growth rates are computed using unrounded amounts.
(4)

Cash flow from operating activities includes both continuing and discontinued operations.

Q3 2021

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q3 2021 Q3 2020 US$ Local Comparable
Orders

ABB Group 7,866 6,109 29% 27% 26%
Electrification 3,519 2,952 19% 17% 17%
Motion 1,909 1,535 24% 22% 22%
Process Automation 1,670 1,164 43% 40% 40%
Robotics & Discrete Automation 935 720 30% 27% 26%
Corporate and Other

(incl. intersegment eliminations) (167) (262)
Order backlog (end September) ABB Group 16,012 13,878 15% 15% 15%
Electrification 5,246 4,471 17% 17% 17%
Motion 3,717 3,349 11% 11% 11%
Process Automation 6,021 5,152 17% 16% 16%
Robotics & Discrete Automation 1,619 1,442 12% 11% 11%
Corporate and Other

(incl. intersegment eliminations) (591) (536)
Revenues

ABB Group 7,028 6,582 7% 4% 4%
Electrification 3,196 3,031 5% 4% 4%
Motion 1,673 1,611 4% 2% 2%
Process Automation 1,507 1,403 7% 5% 5%
Robotics & Discrete Automation 813 806 1% -2% -3%
Corporate and Other

(incl. intersegment eliminations) (161) (269)
Income from operations ABB Group 852 71
Electrification 434 387
Motion 244 256
Process Automation 183 75
Robotics & Discrete Automation 68 (236)
Corporate and Other
(incl. intersegment eliminations) (77) (411)
Income from operations % ABB Group 12.1% 1.1%
Electrification 13.6% 12.8%
Motion 14.6% 15.9%
Process Automation 12.1% 5.3%
Robotics & Discrete Automation 8.4% (29.3)%
Operational EBITA ABB Group 1,062 787 35% 32%
Electrification 511 493 4% 1%
Motion 291 281 4% 2%
Process Automation 207 89 133% 128%
Robotics & Discrete Automation 90 76 18% 16%
Corporate and Other
(incl. intersegment eliminations) (37) (152)
Operational EBITA %

ABB Group 15.1% 12.0%
Electrification 15.9% 16.3%
Motion 17.4% 17.4%
Process Automation 13.7% 6.4%
Robotics & Discrete Automation 11.1% 9.5%
Cash flow from operating activities
(1)
ABB Group 1,104 408
Electrification 636 460
Motion 399 379
Process Automation 231 164
Robotics & Discrete Automation 56 110
Corporate and Other

(incl. intersegment eliminations) (203) (715)
Discontinued operations (15) 10
(1)
Commencing Q1 2021, depreciation relating to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated.

Q3 2021

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
9M 2021 9M 2020 US$ Local Comparable
Orders

ABB Group 23,611 19,509 21% 16% 16%
Electrification 10,743 8,810 22% 17% 18%
Motion 5,773 5,022 15% 10% 10%
Process Automation 4,881 4,226 15% 10% 10%
Robotics & Discrete Automation 2,744 2,169 27% 20% 20%
Corporate and Other
(incl. intersegment eliminations) (530) (718)
Order backlog (end September) ABB Group 16,012 13,878 15% 15% 15%
Electrification 5,246 4,471 17% 17% 17%
Motion 3,717 3,349 11% 11% 11%
Process Automation 6,021 5,152 17% 16% 16%
Robotics & Discrete Automation 1,619 1,442 12% 11% 11%
Corporate and Other
(incl. intersegment eliminations) (591) (536)
Revenues

ABB Group 21,378 18,952 13% 8% 8%
Electrification 9,742 8,568 14% 9% 10%
Motion 5,190 4,704 10% 6% 6%
Process Automation 4,454 4,247 5% 0% 0%
Robotics & Discrete Automation 2,498 2,106 19% 12% 12%
Corporate and Other
(incl. intersegment eliminations) (506) (673)
Income from operations ABB Group 2,743 1,015
Electrification 1,423 891
Motion 812 731
Process Automation 520 316
Robotics & Discrete Automation 224 (186)
Corporate and Other
(incl. intersegment eliminations) (236) (737)
Income from operations % ABB Group 12.8% 5.4%
Electrification 14.6% 10.4%
Motion 15.6% 15.5%
Process Automation 11.7% 7.4%
Robotics & Discrete Automation 9.0% -8.8%
Operational EBITA ABB Group 3,134 2,074 51% 43%
Electrification 1,614 1,159 39% 30%
Motion 905 790 15% 9%
Process Automation 554 348 59% 49%
Robotics & Discrete Automation 291 178 63% 53%
Corporate and Other
(1)
(incl. intersegment eliminations) (230) (401)
Operational EBITA %

ABB Group 14.6% 10.9%
Electrification 16.5% 13.5%
Motion 17.4% 16.8%
Process Automation 12.4% 8.2%
Robotics & Discrete Automation 11.7% 8.5%
Cash flow from operating activities
(2)
ABB Group 2,310 511
Electrification 1,466 875
Motion 946 859
Process Automation 692 258
Robotics & Discrete Automation 245 244
Corporate and Other
(incl. intersegment eliminations) (1,044) (1,586)
Discontinued operations 5 (139)
(1) Corporate and Other includes Stranded corporate costs of $40 million for the nine months ended September 30, 2020.
(2) Commencing Q1 2021, depreciation relating to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated.

Q3 2021

FINANCIAL

INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20
Revenues 7,028 6,582 3,196 3,031 1,673 1,611 1,507 1,403 813 806
Foreign exchange/commodity timing
differences in total revenues 23 (13) 11 (8) 4 4 9 (6) (1) (5)
Operational revenues 7,051 6,569 3,207 3,023 1,677 1,615 1,516 1,397 812 801
Income from operations 852 71 434 387 244 256 183 75 68 (236)
Acquisition-related amortization 62 67 30 29 10 13 1 1 21 20
Restructuring, related and

implementation costs 28 83 11 39 13 9 2 21 1 3
Changes in obligations related to

divested businesses 10 203 – 15 – – – – – –
Changes in pre-acquisition estimates (14) 11 (14) 11 – – – – – –
Gains and losses from sale of businesses – (1) – 1 – – – – – –
Fair value adjustment on assets and

liabilities held for sale – 14 – 14 – – – – – –
Acquisition- and divestment-related

expenses and integration costs 44 16 18 13 12 – 13 1 1 –
Other income/expense relating to the

Power Grids joint venture 15 15 – – – – – – – –
Certain other non-operational items 17 331 2 2 – 4 1 – – 291
Foreign exchange/commodity timing
differences in income from operations 48 (23) 30 (18) 12 (1) 7 (9) (1) (2)
Operational EBITA 1,062 787 511 493 291 281 207 89 90 76
Operational EBITA margin (%) 15.1% 12.0% 15.9% 16.3% 17.4% 17.4% 13.7% 6.4% 11.1% 9.5%

Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) 9M 21 9M 20 9M 21 9M 20 9M 21 9M 20 9M 21 9M 20 9M 21 9M 20
Revenues 21,378 18,952 9,742 8,568 5,190 4,704 4,454 4,247 2,498 2,106
Foreign exchange/commodity timing
differences in total revenues 43 (4) 23 2 12 (3) 10 (7) (2) (3)
Operational revenues 21,421 18,948 9,765 8,570 5,202 4,701 4,464 4,240 2,496 2,103
Income (loss) from operations 2,743 1,015 1,423 891 812 731 520 316 224 (186)
Acquisition-related amortization 191 197 88 86 36 39 3 3 62 58
Restructuring, related and
implementation costs 81 190 32 83 18 20 15 37 6 14
Changes in obligations related to

divested businesses 16 204 – 15 – – – – – –
Changes in pre-acquisition estimates (6) 11 (6) 11 – – – – – –
Gains and losses from sale of businesses (9) 4 4 6 (1) – (13) – – –
Fair value adjustment on assets and

liabilities held for sale – 33 – 33 – – – – – –
Acquisition- and divestment-related

expenses and integration costs 74 43 36 40 19 – 17 1 1 –
Other income/expense relating to the

Power Grids joint venture 34 15 – – – – – – – –
Certain other non-operational items (58) 378 (13) (5) 1 13 3 1 – 293
Foreign exchange/commodity timing
differences in income from operations 68 (16) 50 (1) 20 (13) 9 (10) (2) (1)
Operational EBITA 3,134 2,074 1,614 1,159 905 790 554 348 291 178
Operational EBITA margin (%) 14.6% 10.9% 16.5% 13.5% 17.4% 16.8% 12.4% 8.2% 11.7% 8.5%

Q3 2021

FINANCIAL

INFORMATION
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20 Q3 21 Q3 20
Depreciation
(1)
142 147 70 67 30 32 21 18 15 13
Amortization 78 84 37 37 11 14 3 3 22 21
including total acquisition-related amortization of: 62 67 30 29 10 13 1 1 21 20

Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) 9M 21 9M 20 9M 21 9M 20 9M 21 9M 20 9M 21 9M 20 9M 21 9M 20
Depreciation
(1)
434 439 202 206 94 95 59 52 43 37
Amortization 243 247 113 105 40 41 9 8 64 60
including total acquisition-related amortization of: 191 197 88 86 36 39 3 3 62 58

(1)

Commencing Q1 2021, depreciation related to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated.
Orders received and revenues by region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q3 21 Q3 20 US$ Local parable Q3 21 Q3 20 US$ Local parable
Europe 2,663 2,068 29% 28% 27% 2,525 2,410 5% 4% 3%
The Americas 2,580 1,938 33% 32% 31% 2,161 1,927 12% 11% 11%
of which United States 1,934 1,475 31% 31% 31% 1,610 1,443 12% 12% 12%
Asia, Middle East and Africa 2,623 2,103 25% 20% 20% 2,342 2,245 4% 1% 1%
of which China 1,260 1,089 16% 9% 9% 1,210 1,182 2% -4% -4%
Intersegment orders/revenues
(1)
– – – –
ABB Group 7,866 6,109 29% 27% 26% 7,028 6,582 7% 4% 4%

($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
9M 21 9M 20 US$ Local parable 9M 21 9M 20 US$ Local parable
Europe 8,719 7,062 23% 17% 17% 7,773 6,998 11% 5% 5%
The Americas 7,300 5,936 23% 21% 21% 6,488 5,891 10% 9% 9%
of which United States 5,459 4,512 21% 21% 21% 4,818 4,522 7% 6% 7%
Asia, Middle East and Africa 7,592 6,389 19% 12% 12% 7,117 5,955 20% 13% 14%
of which China 3,781 3,036 25% 15% 15% 3,699 2,860 29% 20% 21%
Intersegment orders/revenues
(1)
– 122 – 108
ABB Group 23,611 19,509 21% 16% 16% 21,378 18,952 13% 8% 8%

(1)

Intersegment orders/revenues during the six months ended June 30, 2020, include sales to the Power Grids business which is presented as discontinued operations and thus these sales are not eliminated from Total orders/revenues.

Q3 2021

FINANCIAL

INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Nine months ended Three months ended
($ in millions, except per share data in $)
Sep. 30, 2021 Sep. 30, 2020 Sep. 30, 2021 Sep. 30, 2020
Sales of products 17,644 15,391 5,770 5,363
Sales of services and other 3,734 3,561 1,258 1,219
Total revenues 21,378 18,952 7,028 6,582
Cost of sales of products (12,089) (11,047) (3,981) (4,008)
Cost of services and other (2,219) (2,174) (753) (740)
Total cost of sales (14,308) (13,221) (4,734) (4,748)
Gross profit 7,070 5,731 2,294 1,834
Selling, general and administrative expenses (3,808) (3,624) (1,231) (1,192)
Non-order related research and development expenses (897) (791) (296) (270)
Impairment of goodwill – (311) – (311)
Other income (expense), net 378 10 85 10
Income from operations 2,743 1,015 852 71
Interest and dividend income 37 39 11 12
Interest and other finance expense (108) (191) (17) (79)
Non-operational pension (cost) credit 130 (272) 42 (343)
Income (loss) from continuing operations

before taxes
2,802 591 888 (339)
Income tax expense (775) (373) (201) (164)
Income (loss) from continuing operations,

net of tax
2,027 218 687 (503)
Income (loss) from discontinued operations, net of tax (45) 5,043 (9) 5,038
Net income 1,982 5,261 678 4,535
Net income attributable to noncontrolling interests (76) (36) (26) (5)
Net income attributable to ABB 1,906 5,225 652 4,530
Amounts attributable to ABB shareholders:
Income (loss) from continuing operations, net of tax 1,951 190 661 (513)
Income (loss) from discontinued operations, net of tax (45) 5,035 (9) 5,043
Net income 1,906 5,225 652 4,530
Basic earnings per share attributable to ABB shareholders:
Income (loss) from continuing operations, net of tax 0.97 0.09 0.33 (0.24)
Income (loss) from discontinued operations, net of tax (0.02) 2.36 0.00 2.38
Net income 0.95 2.45 0.33 2.14
Diluted earnings per share attributable to ABB shareholders:
Income (loss) from continuing operations, net of tax 0.96 0.09 0.33 (0.24)
Income (loss) from discontinued operations, net of tax (0.02) 2.36 0.00 2.38
Net income 0.94 2.45 0.32 2.14
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 2,011 2,129 2,001 2,119
Diluted earnings per share attributable to ABB shareholders 2,028 2,135 2,019 2,119
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2021

FINANCIAL

INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Nine months ended Three months ended
($ in millions)
Sep. 30, 2021 Sep. 30, 2020 Sep. 30, 2021 Sep. 30, 2020
Total comprehensive income, net of

tax
1,722 6,244 516 5,760
Total comprehensive income

attributable to noncontrolling interests, net of tax
(81) (58) (26) (31)
Total comprehensive income attributable

to ABB shareholders, net of tax
1,641 6,186 490 5,729
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Sep. 30, 2021 Dec. 31, 2020
Cash and equivalents 3,709 3,278
Restricted cash 31 323
Marketable securities and short-term investments 746 2,108
Receivables, net 6,728 6,820
Contract assets 1,139 985
Inventories, net 4,864 4,469
Prepaid expenses 217 201
Other current assets 511 760
Current assets held for sale and in discontinued operations 1,048 282
Total current assets 18,993 19,226
Restricted cash, non-current 300 300
Property, plant and equipment, net 3,910 4,174
Operating lease right-of-use assets 931 969
Investments in equity-accounted companies 1,683 1,784
Prepaid pension and other employee benefits 423 360
Intangible assets, net 1,627 2,078
Goodwill 10,524 10,850
Deferred taxes 888 843
Other non-current assets 549 504
Total assets 39,828 41,088
Accounts payable, trade 4,642 4,571
Contract liabilities 1,940 1,903
Short-term debt and current maturities of long-term debt 2,414 1,293
Current operating leases 206 270
Provisions for warranties 1,014 1,035
Other provisions 1,384 1,519
Other current liabilities 4,233 4,181
Current liabilities held for sale and in discontinued operations 817 644
Total current liabilities 16,650 15,416
Long-term debt 4,270 4,828
Non-current operating leases 753 731
Pension and other employee benefits 1,066 1,231
Deferred taxes 770 661
Other non-current liabilities 1,934 2,025
Non-current liabilities held for sale and in discontinued operations 76 197
Total liabilities 25,519 25,089
Commitments and contingencies
Stockholders’ equity:
Common stock, CHF 0.12 par value
(2,053 million and 2,168 million shares issued at September

30, 2021, and December 31, 2020, respectively)
178 188
Additional paid-in capital 16 83
Retained earnings 19,837 22,946
Accumulated other comprehensive loss (4,266) (4,002)
Treasury stock, at cost
(61 million and 137 million shares at September 30, 2021, and

December 31, 2020, respectively)
(1,814) (3,530)
Total ABB stockholders’ equity 13,951 15,685
Noncontrolling interests 358 314
Total stockholders’ equity 14,309 15,999
Total liabilities and stockholders’

equity
39,828 41,088
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Nine months ended Three months ended
($ in millions)
Sep. 30, 2021 Sep. 30, 2020 Sep. 30, 2021 Sep. 30, 2020
Operating activities:
Net income 1,982 5,261 678 4,535
Loss (income) from discontinued operations, net of tax 45 (5,043) 9 (5,038)
Adjustments to reconcile net income (loss) to

net cash provided by operating activities:
Depreciation and amortization 677 686 220 231
Impairment of goodwill – 311 – 311
Changes in fair values of investments (114) (86) (1) (25)
Pension and other employee benefits (159) (27) (65) 55
Deferred taxes 82 (159) (27) (158)
Net loss (gain) from derivatives and foreign exchange 99 29 55 4
Net loss (gain) from sale of property,

plant and equipment
(22) (24) (7) (20)
Fair value adjustment on assets and liabilities held for sale – 33 – 14
Other 144 114 58 50
Changes in operating assets and liabilities:
Trade receivables, net (182) (37) 232 (103)
Contract assets and liabilities (73) 41 74 128
Inventories, net (692) (201) (399) (2)
Accounts payable, trade 361 (98) 52 102
Accrued liabilities 336 (58) 283 (50)
Provisions, net (79) 96 (19) 156
Income taxes payable and receivable (92) (78) (36) 79
Other assets and liabilities, net (8) (110) 12 129
Net cash provided by operating activities – continuing

operations
2,305 650 1,119 398
Net cash provided by (used in) operating activities – discontinued

operations
5 (139) (15) 10
Net cash provided by operating activities 2,310 511 1,104 408
Investing activities:
Purchases of investments (414) (5,982) (67) (4,368)
Purchases of property, plant and

equipment and intangible assets
(459) (432) (166) (129)
Acquisition of businesses (net of cash acquired)
and increases in cost-

and equity-accounted companies
(227) (99) (199) (19)
Proceeds from sales of investments 1,639 1,288 318 833
Proceeds from maturity of investments 80 1 – 1
Proceeds from sales of property,

plant and equipment
36 68 13 41
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost-

and equity-accounted companies
93 (133) 46 9
Net cash from settlement of foreign currency derivatives (75) 94 (3) 170
Other investing activities (25) 11 (11) 25
Net cash provided by (used in) investing activities – continuing operations
648 (5,184) (69) (3,437)
Net cash provided by (used in) investing activities – discontinued

operations
(83) 9,091 (13) 9,201
Net cash provided by (used in) investing activities 565 3,907 (82) 5,764
Financing activities:
Net changes in debt with original maturities of 90 days or less 213 (525) (61) (4,107)
Increase in debt 1,378 360 374 45
Repayment of debt (763) (663) (13) (95)
Delivery of shares 786 383 20 383
Purchase of treasury stock (2,441) (1,270) (470) (1,270)
Dividends paid (1,726) (1,736) – –
Dividends paid to noncontrolling shareholders (91) (82) 1 (11)
Other financing activities (17) (67) (23) 37
Net cash used in financing activities – continuing

operations
(2,661) (3,600) (172) (5,018)
Net cash provided by financing activities – discontinued

operations
– 31 – 14
Net cash used in financing activities (2,661) (3,569) (172) (5,004)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(75) (55) (41) 43
Adjustment for the net change in cash and equivalents and restricted cash
in discontinued operations – – – 609
Net change in cash and equivalents and restricted cash 139 794 809 1,820
Cash and equivalents and restricted cash, beginning of period 3,901 3,544 3,231 2,518
Cash and equivalents and restricted cash, end of period 4,040 4,338 4,040 4,338
Supplementary disclosure of cash flow information:
Interest paid 75 111 17 9
Income taxes paid 793 689 250 227
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2020 188 73 19,640 (5,590) (785) 13,526 454 13,980
Adoption of accounting
standard update (82) (82) (9) (91)
Comprehensive income:
Net income 5,225 5,225 36 5,261
Foreign currency translation
adjustments, net of tax of $4 600 600 22 622
Effect of change in fair value of
available-for-sale securities,
net of tax of $4 9 9 9
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $114 351 351 351
Change in derivative instruments
and hedges, net of tax of $(2) 1 1 1
Total comprehensive income 6,186 58 6,244
Changes in noncontrolling interests (16) (16) 19 3
Change in noncontrolling interests

in connection with divestments – (138) (138)
Dividends to
noncontrolling shareholders – (98) (98)
Dividends to shareholders (1,758) (1,758) (1,758)
Share-based payment arrangements 40 40 40
Purchase of treasury stock (1,533) (1,533) (1,533)
Delivery of shares (17) 400 383 383
Call options (1) (1) (1)
Balance at September 30, 2020 188 79 23,025 (4,629) (1,919) 16,744 286 17,030
Balance at January 1, 2021 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Comprehensive income:
Net income 1,906 1,906 76 1,982
Foreign currency translation
adjustments, net of tax of $2 (366) (366) 5 (361)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(3) (10) (10) (10)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $10 114 114 114
Change in derivative instruments
and hedges, net of tax of $0 (3) (3) (3)
Total comprehensive income 1,641 81 1,722
Changes in noncontrolling interests (37) (20) (57) 55 (2)
Dividends to
noncontrolling shareholders – (92) (92)
Dividends to shareholders (1,730) (1,730) (1,730)
Cancellation of treasury shares (10) (17) (3,130) 3,157 – –
Share-based payment arrangements 48 48 48
Purchase of treasury stock (2,430) (2,430) (2,430)
Delivery of shares (68) (136) 990 786 786
Other 6 6 6
Balance at September 30, 2021 178 16 19,837 (4,266) (1,814) 13,951 358 14,309
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q3 2021

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a leading global technology

company, connecting software

to its electrification, robotics,
automation and motion portfolio to drive performance to new

levels.
The Company’s Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audite

d

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2020.
The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions

and estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and

in testing goodwill for impairment,
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interest and certain obligations

in connection with
divestments,
●
estimates and assumptions used in determining the fair values of assets and liabilities assumed in business

combinations,
●
assumptions used in the determination of corporate costs

directly attributable to discontinued operations,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries,

environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, and
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects, as well as the amount of variable consideration the Company expects to be entitled to.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification of

current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as

its operating cycle. Accordingly, there

are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one

year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.
Certain amounts reported in the Interim Consolidated Financial

Information for prior periods have been reclassified

to conform to the current year’s presentation.
These changes primarily relate to the reallocation of certain real estate assets, previously reported within Corporate

and Other, into the operating segments

which
utilize the assets.
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Simplifying the accounting for income taxes
In January 2021, the Company adopted a new accounting standard update,

which enhances and simplifies various aspects of the

income tax accounting guidance
related to intraperiod tax allocations, ownership changes in investments and certain aspects of interim period tax accounting. Depending on the amendment, the
adoption was applied on either a retrospective, modified retrospective,

or prospective basis. This update does not have

a significant impact on the Company’s
Consolidated Financial Statements.
Applicable for future periods
Facilitation of the effects of reference rate reform on financial reporting
In March 2020, an accounting standard update was issued

which provides temporary optional expedients and exceptions

to the current guidance on contract
modifications and hedge accounting to ease the financial reporting burdens

related to the expected market transition from the London

Interbank Offered Rate
(LIBOR) and other interbank offered rates to alternative reference rates.

This update, along with clarifications outlined in a subsequent update issued in January
2021, can be adopted and applied no later than December 31,

2022, with early adoption permitted. The Company

is currently evaluating the impact of adopting
this optional guidance on its Consolidated Financial Statements.

Q3 2021

FINANCIAL

INFORMATION
─
Note 3
Discontinued operations and assets held for sale
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of 80.1 percent of its Power Grids business to Hitachi Ltd (Hitachi).

The transaction was executed through the
sale of 80.1 percent of the shares of Hitachi Energy Ltd, formerly

Hitachi ABB Power Grids Ltd (“Hitachi ABB PG”)

.

Cash consideration received at the closing date
was $9,241 million net of cash disposed.

Further, for accounting purposes,

the 19.9 percent ownership interest retained by the Company

is deemed to have been
both divested and reacquired at its fair value on July 1, 2020. The

Company also obtained a put option, exercisable

commencing in April 2023, allowing the
Company to require Hitachi to purchase the remaining interest for fair value, subject to a minimum floor price equivalent

to a 10 percent discount compared to

the
price paid for the initial 80.1 percent. The combined fair va lue of the retained investment and the related put option, which initially was estimated to be
$1,808 million, was recorded at fair value on July 1, 2020, and was accounted for as part of the proceeds

for the sale of the entire Power Grids business (see
Note 4). This fair value was subsequently remeasured to $1,779 million in the three months ended December 31,

2020.
In connection with the divestment, the Company recorded

liabilities in discontinued operations for estimated future costs and other cash payments of $487 million
for various contractual items relating to the sale of the business

,

including required future cost reimbursements payable

to Hitachi ABB PG, costs incurred by the
Company for the direct benefit of Hitachi ABB PG, and an

amount due to Hitachi Ltd in connection with the expected

purchase price finalization of the closing

debt
and working capital balances. From the date of the disposal

through September 30, 2021, $116

million of these liabilities had been paid and are reported as reductions in the cash consideration received, of which $8

3

million and $13

million was paid during the nine months and

three months ended September 30, 2021,
respectively. At September 30, 2021, the

remaining amount recorded was $380 million.
As a result of the Power Grids sale, the Company recognized

an initial net gain of $5,320 million, net of transaction costs,

for the sale of the entire Power Grids
business,

which was included in Income from discontinued operations, net of tax, in the nine and three months ended September

30, 2020.

Included in the initial
calculation of the net gain was a cumulative translation loss relating to the Power Grids business of $439 million which

was reclassified from Accumulated other
comprehensive loss (see Note 16). Certain amounts included

in the net gain were estimated or otherwise subject

to change in value and the Company has
recorded adjustments to the gain in periods subsequent to divestment.

The net gain was reduced by $179 million

in the three months ended December 31, 2020.
In addition, in

the nine and three months ended September 30, 2021, t

hese further adjustments have decreased the net gain

by $32 million and $5 million,
respectively.

Certain obligations relating to the divestment continue to be subject to uncertainty and will be adjusted

in future periods but these adjustments are not
expected to have a material impact on the consolidated financial statements.
In the nine and three months ended September 30, 2020,

the Company recorded $262 million, in Income tax expense

within discontinued operations in connection
with the reorganization of the legal entity structure of the Power

Grids business required to facilitate the sale.
Certain entities of the Power Grids business for which the legal process or other regulatory delays resulted in the Company

not yet having transferred legal titles

to
Hitachi have been accounted for as being sold since control of the business as well as all risks and rewards of the business have been fully transferred to Hitachi
ABB PG. The proceeds for these entities are included in the cash proceeds described above and certain funds have been

placed in escrow

pending completion of
the transfer process. At September 30, 2021, and December

31, 2020, current restricted cash includes $12 million

and $302 million, respectively, relat

ing to these
proceeds.
The Company has recognized liabilities in discontinued operations in connection with the divestment for certain indemnities

(see Note 11 for additional
information). The Company has also recorded an initial liability of

$258 million representing the fair value of the right

granted to Hitachi ABB PG for the use of the
ABB brand for up to 8 years.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs). Pursuant to these

TSAs, the Company and Hitachi ABB PG
provide to each other, on an interim, transitional

basis, various services. The s

ervices provided by the Company primarily include finance, information technology,
human resources and certain other administrative services.

Under the current terms, the TSAs will continue for up

to 3 years, and can only be extended on an
exceptional basis for business-critical services

for an additional period which is reasonably necessary to avoid a material adverse impact on the business. In the
nine and three months ended September 30, 2021, the Company

has recognized within its continuing operations, general

and administrative expenses incurred to
perform the TSA, offset by $127 million and $39

million, respectively, in

TSA related income for such services that is reported

in Other income (expense). In the
nine and three months ended September 30, 2020, Other income

(expense) included $42 million of TSA related

income for such services.
Discontinued operations
As a result of the sale of the Power Grids business, substantially all Power Grids-related assets and liabilities have

been sold. As this divestment represented

a
strategic shift that would have a major effect on the Company’s operations and financial results, the results of operations for this business have been presented as
discontinued operations and the assets and liabilities are presented as held for sale and in discontinued operations

for all periods presented. Certain of the
business contracts in the Power Grids business continue to

be executed by subsidiaries of the Company for the benefit

/risk of Hitachi ABB PG. Assets and
liabilities relating to, as well as the net financial results of

,

these contracts will continue to be included in discontinued

operations until they have been completed

or
otherwise transferred to Hitachi ABB PG.
Prior to the divestment, interest expense that was not directly attributable to or related to the Company’s

continuing business or discontinued business was
allocated to discontinued operations based on the ratio of

net assets to be sold less debt that was required to be

paid as a result of the planned disposal
transaction to the sum of total net assets of the Company plus consolidated debt. General corporate overhead was

not allocated to discontinued operations.
Operating results of the discontinued operations, are summarized as follows:
Nine months ended Three months ended
($ in millions)
Sep. 30, 2021 Sep. 30, 2020 Sep. 30, 2021 Sep. 30, 2020
Total revenues – 4,008 – –
Total cost of sales – (3,058) – –
Gross profit – 950 – –
Expenses (13) (804) (4) (23)
Change to net gain recognized on sale of the Power Grids business (32) 5,320 (5) 5,320
Income (loss) from operations (45) 5,466 (9) 5,297
Net interest and other finance expense – (5) – –
Non-operational pension (cost) credit – (94) – –
Income (loss) from discontinued operations before

taxes
(45) 5,367 (9) 5,297
Income tax – (324) – (259)
Income (loss) from discontinued operations, net

of tax
(45) 5,043 (9) 5,038

Q3 2021

FINANCIAL

INFORMATION
Of the total Income (loss) from discontinued operations before taxes in the table above, $(45) million and $5,355 million in the nine months ended September 30,
2021 and 2020,

respectively, and $(9) million

and $5,300 million in the three months ended September

30, 2021

and 2020,

respectively, are attributable

to the
Company, while the remainder is attributable

to noncontrolling interests.
Until the date of the divestment, Income from discontinued operations before taxes excluded stranded costs

which were previously able to be allocated to the
Power Grids operating segment.

As a result, for the nine months ended September 30, 2020, $

40 million of allocated overhead and other management costs, which were previously included in the measure of segment

profit for the Power Grids operating segment are reported

as part of Corporate and Other. In the

table
above, Net interest and other finance expense in the nine

months ended September 30, 2020, included

$20 million of interest expense which was recorded

on an
allocated basis in accordance with the Company’s

accounting policy election until the divestment date.

In addition, as required by U.S. GAAP,

subsequent to
December 17, 2018, (the date of the original agreement to sell the Power Grids business) the Company has

not recorded depreciation or amortization on the
property, plant and equipment, and

intangible assets reported as discontinued operations.
Included in the reported Total revenues

of the Company for the nine months ended September

30, 2020, are revenues for sales from the Company’s

operating
segments to the Power Grids business of $108 million, which represent intercompany transactions that, prior to Power Grids

being classified as a discontinued
operation, were eliminated in the Company’s consolidated

financial statements (see Note 18). Subsequent to the divestment,

sales to Hitachi ABB PG are reported
as third-party revenues.
In addition, the Company also has retained obligations (primarily for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations. Changes to these retained obligations are also included in Income (loss) from discontinued

operations, net of tax, above.
The major components of assets and liabilities held for sale and in discontinued operations in the Company’s Consolidated

Balance Sheets are summarized as
follows:
($ in millions) Sep. 30, 2021
(1)
Dec. 31, 2020
(1)
Receivables, net 163 280
Inventories, net 2 1
Other current assets 1 1
Current assets held for sale and in discontinued

operations
166 282
Accounts payable, trade 107 188
Other liabilities 505 456
Current liabilities held for sale and in discontinued

operations
612 644
Other non-current liabilities 76 197
Non-current liabilities held for sale and in discontinued

operations
76 197

(1)

At September 30, 2021, and December 31, 2020, the balances reported as held for sale and in discontinued operations pertain to Power Grids activities and other obligations which will remain with the Company until such time as the obligation is settled or the activities are fully wound down.
Planned business divestments classified as held for sale
The Company classifies its long-lived assets or disposal

groups to be sold as held for sale in the period in which all of the held for sale criteria are met. The
Company initially measures a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs

to
sell. Any resulting loss is recognized in the period in which the held for sale criteria are met,

while gains are not recognized on the sale of a

long-lived asset or
disposal group until the date of sale. The Company assesses

the fair value of a long-lived asset or disposal group less any costs to sell at each reporting period
and until the asset or disposal group is no longer classified as held for sale.

In July 2021, the Company entered into an agreement to divest its Mechanical Power Transmission D

ivision (Dodge) to RBC Bearings Inc.

for cash proceeds of
$2.9 billion.

The Dodge business is part of the Company’s

Motion operating segment and the divestment is expected

to be completed in the fourth quarter of

2021.
As this planned divestment does not qualify as a discontinued operation,

the results of operations for this business are included

in the Company’s continuing
operations for all periods presented. The assets and liabilities of this business are shown as assets and liabilities held for

sale in the Company’s Consolidated
Balance Sheet at September 30, 2021. The carrying amounts of the major classes of assets and liabilities held for sale relating to this planned divestment are as
follows:
($ in millions) Sep. 30, 2021
Assets
Receivables, net 79
Inventories, net 121
Property, plant and equipment, net 113
Other intangible assets, net 216
Goodwill 335
Other assets 18
Current assets held for sale 882
Liabilities
Accounts payable, trade 72
Deferred taxes 33
Other liabilities 100
Current liabilities held for sale 205

In the nine and three months ended September 30, 2021, Income from continuing operations before taxes includes

income of $106 million and $35 million,
respectively, from the Dodge business.

In the nine and three months ended September 30,

2020, income of $71 million and $22 million, respectively,

from this
business were included in Income from continuing operations

before taxes.

Q3 2021

FINANCIAL

INFORMATION
─
Note 4
Acquisitions, divestments and equity-accounted companies
Acquisitions
Acquisitions were as follows:
Nine months ended September 30, Three months ended September 30,
($ in millions, except number of acquired businesses) 2021 2020 2021 2020
Purchase price for acquisitions (net of cash acquired)
(1)
216 60 190 -
Aggregate excess of purchase price
over fair value of net assets acquired
(2)
159 69 148 2
Number of acquired businesses

2 2 1 -

(1)

Excluding changes in cost- and equity-accounted companies
(2)

Recorded as goodwill. For all periods presented, amounts include adjustments arising during the measurement period of acquisitions.
In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair value of

net assets acquired” amounts for the nine
months ended September 30, 2021, relate primarily to the acquisition of ASTI Mobile Robotics Group (ASTI).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Comp

any’s Consolidated Financial
Statements since the date of acquisition.

While the Company uses its best estimates and assumptions

as part of the purchase price allocation process

to value assets acquired and liabilities assumed at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes availa ble.

On August 2, 2021, the Company acquired the shares

of ASTI.

ASTI is headquartered in Burgos, Spain and is a global

autonomous mobile robot (AMR)
manufacturer. The resulting cash outflows

for the Company amounted to $190 million (net of cash

acquired of $7 million). The acquisition expands the Company’s robotics and automation offering in its Robotics and Discrete

Automation operating segment.
There were no significant business acquisitions for the nine and three months ended September 30, 2020.
Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi (see Note 3), the Company retained a 19.

9

percent interest in the business. For
accounting purposes, the 19.9 percent interest is deemed to have been both divested and reacquired, with a fair value

of $1,661 million. The fair value was based
on a discounted cash flow model considering the expected results of the future business operations of Hitachi ABB PG and

using relevant market inputs including
a risk-adjusted weighted-average cost of capital. The Company also obtained a right to require Hitachi to purchase this

investment (see Note 3) with a floor price
equivalent to a 10 percent discount compared to the price paid for the initial 80.1 percent. This option was

valued at $118 million using a standard option pricing
model with inputs considering the nature of the investment and the expected period until option exercise. As this option

is not separable from the investment the
value has been combined with the value of the underlying investment and is accounted for together.
The Company has concluded that based on its continuing involvement with the Power Grids business, including membership

in its governing board of directors, it
has significant influence over Hitachi ABB PG. As a result,

the investment (including the value of the option)

is accounted for using the equity method.
The difference between the initial carrying value of the

Company's investment in Hitachi ABB PG at fair value and

its proportionate share of the underlying net
assets,

created basis differences of $8,570 million ($1,705 million for the

Company’s 19.9% ownership),

which are allocated as follows:
Allocated Weighted-average
($ in millions)
Amount

useful life
Inventories 169 5 months
Order backlog 727 2 years
Property, plant and equipment
(1)
1,016
Intangible assets
(2)
1,731 9 years
Other contractual rights 251 2 years
Other assets 43
Deferred tax liabilities (942)
Goodwill 6,026
Less: Amount attributed to noncontrolling interest (451)
Basis difference 8,570

(1)

Property, plant and equipment includes assets subject to amortization having an initial fair value difference of $686 million and a weighted-average useful life of 14 years.
(2)

Intangible assets include brand license agreement, technology and customer relationships.
For assets subject to depreciation or amortization, the Company amortizes these basis differences over

the estimated remaining useful lives of the assets

that
gave rise to this difference,

recording the amortization,

net of related deferred tax benefit, as a reduction of

income from equity accounted companies.

Certain
other assets are recorded as an expense as the benefits from the assets are realized. As of September 30,

2021, the Company determined that no impairment of
its equity-accounted investments existed.

Q3 2021

FINANCIAL

INFORMATION
The carrying value of the Company’s investments in equity

-accounted companies and respective percentage of ownership

is as follows:
Ownership as of Carrying value at
($ in millions, expect ownership share in %) September 30, 2021 September 30, 2021 December 31, 2020
Hitachi Energy Ltd 19.9% 1,620 1,710
Others 63 74
Total 1,683 1,784

In the nine and three months ended September 30, 2021 and

2020,

the Company recorded its share of the earnings of investees

accounted for under the equity
method of accounting in Other income (expense), net, as follows:
Nine months ended September 30, Three months ended September 30,
($ in millions)
2021 2020 2021 2020
Income from equity-accounted companies, net of taxes 11 12 7 8
Basis difference amortization (net of deferred income tax benefit) (94) (52) (33) (52)
Loss from equity-accounted companies (83) (40) (26) (44)

Divestment of the solar inverters business

In February 2020, the Company completed the sale of its

solar inverters business for no consideration. Under the

agreement, which was reached in July 2019,

the
Company was required to transfer $143 million of cash

to the buyer on the closing date. In addition, payments

totaling EUR 132 million ($145 million) are required
to be transferred to the buyer from 2020 through 2025.

In the year ended December 31, 2019, the Company

recorded a loss of $421 million, representing the
excess of the carrying value, which includes a loss of $99 million arising from the cumulative translation adjustment, over

the estimated fair value of this business

.
During the nine months ended September 30, 2020, a loss

of $33 million was included in “Other income (expense),

net” for changes in fair value of this business

of
which $14 million was recorded in the three months. The

loss in 2020 includes the $99 million reclassification from other comprehensive income of the currency
translation adjustment related to the business.
The fair value was based on the estimated current market values using Level 3 inputs, considering the agreed-upon sale terms with the buyer. The solar

inverters
business, which includes the solar inverters business acquired as part of the Power-One acquisition in 2013, was

part of the Company’s Electrification segment.

As this divestment does not qualify as a discontinued operation, the results of operations for this business prior to its disposal are included in the Company’s
continuing operations for all periods presented.
Including the above loss of $33 million,

in

the nine months and three months ended September

30, 2020, Income from continuing operations before

taxes includes
net losses of $63 million and $30 million,

respectively, from the solar

inverters business prior to its sale.
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
September 30, 2021
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 2,053 2,053 2,053
Time deposits 1,988 1,988 1,987 1
Equity securities 394 15 409 409
4,435 15 – 4,450 4,040 410
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 198 12 (2) 208 208
European government obligations 58 (1) 57 57
Corporate 69 3 (1) 71 71
325 15 (4) 336 – 336
Total 4,760 30 (4) 4,786 4,040 746
Of which:

Restricted cash, current 31
Restricted cash, non-current 300

Q3 2021

FINANCIAL

INFORMATION
December 31, 2020
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 2,388 2,388 2,388
Time deposits 1,513 1,513 1,513
Equity securities 1,704 12 1,716 1,716
5,605 12 – 5,617 3,901 1,716
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 274 19 293 293
European government obligations 24 24 24
Corporate 69 6 75 75
367 25 – 392 – 392
Total 5,972 37 – 6,009 3,901 2,108
Of which:
Restricted cash, current 323
Restricted cash, non-current 300

Q3 2021

FINANCIAL

INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate and equity

risks arising from its global operating, financing and investing activities. The
Company uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency

risk in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require

its subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreig

n

currency denominated sales of
standard products and the related foreign currency denominated purchases,

the Company’s policy is to hedge up to a maximum of

100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted exposures

greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash

flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Com

pany’s policies require that its subsidiaries

hedge the commodity price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps

are used to manage the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest

rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued under its management incentive plan. A WAR

gives its
holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To

eliminate such risk, the Company has
purchased cash-settled call options, indexed to the shares of the

Company, which entitle the Company

to receive amounts equivalent to its obligations under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges

or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions)
September 30, 2021 December 31, 2020 September 30, 2020
Foreign exchange contracts 9,401 12,610 14,316
Embedded foreign exchange derivatives 881 1,134 1,013
Cross-currency interest rate swaps 926 – –
Interest rate contracts 3,102 3,227 4,128

Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver and
aluminum. The following table shows the notional amounts

of outstanding derivatives (whether designated as hedges

or not), on a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
September 30, 2021 December 31, 2020 September 30, 2020
Copper swaps metric tonnes 34,615 39,390 37,245
Silver swaps ounces 2,593,338 1,966,677 1,916,958
Aluminum swaps metric tonnes 6,700 8,112 8,418

Equity derivatives
At September 30, 2021, December 31, 2020, and September 30,

2020, the Company held 11

million, 22 million and 27 million cash-settled call options indexed to
ABB Ltd shares (conversion ratio 5:1) with a total fair value of $

25 million, $21 million and $22 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations, commodity swaps to
manage its commodity risks and cash-settled call options to

hedge its WAR liabilities. The Company applies cash

flow hedge accounting in only limited cases. In
these cases, the effective portion of the changes in their

fair value is recorded in “Accumulated other comprehensive

loss” and subsequently reclassified into
earnings in the same line item and in the same period as

the underlying hedged transaction affects

earnings. For the nine and three months ended September,

30,
2021 and 2020, there were no significant amounts recorded for cash flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps and cross

-currency interest rate
swaps.

Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the

changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest

and other finance expense”.

Q3 2021

FINANCIAL

INFORMATION
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Type of derivative designated Nine months ended September 30, 2021 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense (40) Interest and other finance expense 41
Cross-currency interest rate swaps Interest and other finance expense (27) Interest and other finance expense 25
Total (67) 66
Type of derivative designated Nine months ended September 30, 2020 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense 21 Interest and other finance expense (20)
Total 21 (20)
Type of derivative designated Three months ended September 30, 2021 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions)
Location Location
Interest rate contracts Interest and other finance expense (13) Interest and other finance expense 13
Cross-currency interest rate swaps Interest and other finance expense (2) Interest and other finance expense 1
Total (15) 14

Type of derivative designated Three months ended September 30, 2020 as a fair value hedge Gains (losses) recognized in income on Gains (losses) recognized in income derivatives designated as fair value hedges on hedged item
($ in millions) Location Location
Interest rate contracts Interest and other finance expense (5) Interest and other finance expense 7
Total (5) 7
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line in the

income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiar

y

and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not Gains (losses) recognized in income
designated as a hedge Nine months ended September 30, Three months ended September 30,
($ in millions)
Location 2021 2020 2021 2020
Foreign exchange contracts Total revenues (49) (37) (39) 30
Total cost of sales (24) 53 – 10
SG&A expenses
(1)
6 (2) 7 (6)
Non-order related research

and development (2) (1) (1) –
Interest and other finance expense (121) 107 (2) 139
Embedded foreign exchange Total revenues (14) (4) (1) (10)
contracts Total cost of sales (3) (2) (1) –
Commodity contracts Total cost of sales 47 12 (16) 24
Other Interest and other finance expense – 1 (1) –
Total (160) 127 (54) 187

(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.

Q3 2021

FINANCIAL

INFORMATION
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
September 30, 2021
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – 1 2 2
Interest rate contracts 16 27 – –
Cross-currency interest rate swaps – – – 80
Cash-settled call options 25 – – –
Total 41 28 2 82
Derivatives not designated as hedging instruments:
Foreign exchange contracts 81 9 105 9
Commodity contracts 20 – 18 –
Interest rate contracts 1 – 3 –
Embedded foreign exchange derivatives 4 3 15 4
Total 106 12 141 13
Total fair value 147 40 143 95

December 31, 2020
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – 1 2 4
Interest rate contracts 6 78 – –
Cash-settled call options 10 11 – –
Total 16 90 2 4
Derivatives not designated as hedging instruments:
Foreign exchange contracts 221 22 106 26
Commodity contracts 59 – 7 –
Interest rate contracts 2 – 2 –
Embedded foreign exchange derivatives 10 2 28 16
Total 292 24 143 42
Total fair value 308 114 145 46

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values

in the tables above and in the Consolidated
Balance Sheets at September 30, 2021, and December

31, 2020, have been presented on a gross

basis.
The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions.

At September 30, 2021, and December 31,
2020, information related to these offsetting arrangements was as follows:
($ in millions)
September 30, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 180 (103) – – 77
Total 180 (103) – – 77
($ in millions)
September 30, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 219 (103) – – 116
Total 219 (103) – – 116

Q3 2021

FINANCIAL

INFORMATION
($ in millions)
December 31, 2020
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 410 (106) – – 304
Total 410 (106) – – 304

($ in millions)
December 31, 2020
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 147 (106) – – 41
Total 147 (106) – – 41
─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as cash-settled call options and available

-for-sale securities. Non-financial assets recorded

at fair value on a non-recurring basis include
long-lived assets that are reduced to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three

-level hierarchy, depending on the

nature of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable.

An observable input is based on market data obtained from

independent sources,
while an unobservable input reflects the Company’s

assumptions about

market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate
futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation

models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant,

in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, cash-settled call options, forward foreign exchange

contracts, foreign exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive

plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the

level of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would be disclosed. If the market is
considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such

as an income approach.

Q3 2021

FINANCIAL

INFORMATION
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
September 30, 2021
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 409 409
Debt securities—U.S. government obligations 208 208
Debt securities—European government obligations 57 57
Debt securities—Corporate 71 71
Securities in “Other non-current assets”:
Debt securities—U.S. government obligations 80 80
Derivative assets—current in “Other current assets” 147 147
Derivative assets—non-current in “Other non-current assets” 40 40
Total 345 667 – 1,012
Liabilities
Derivative liabilities—current in “Other current liabilities” 143 143
Derivative liabilities—non-current in “Other non-current

liabilities”
95 95
Total – 238 – 238

December 31, 2020
($ in millions) Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 1,716 1,716
Debt securities—U.S. government obligations 293 293
Debt securities—European government obligations 24 24
Debt securities—Corporate 75 75
Derivative assets—current in “Other current assets” 308 308
Derivative assets—non-current in “Other non-current assets” 114 114
Total 317 2,213 – 2,530
Liabilities
Derivative liabilities—current in “Other current liabilities” 145 145
Derivative liabilities—non-current in “Other non-current

liabilities”
46 46
Total – 191 – 191

The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments

”

and “Other non-current assets”:
If quoted market prices in active markets for identical
assets are available, these are considered Level 1 inputs; however,

when markets are not active, these inputs

are considered Level 2. If such quoted
market prices are not available, fair value is determined using market prices for similar assets or present value techniques,

applying an appropriate risk-
free interest rate adjusted for non-performance risk. The inputs used in present value techniques are observable and fall

into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on
available market data, or option pricing models are used. Cash

-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

The Company elects to record private equity investments without readily determinable fair values at cost, less impairment, adjusted

by observable price changes.
The Company reassesses at each reporting period whether these investments continue to qualify for this treatment. In

the nine months ended September 30, 2021
and 2020, the Company recognized, in Other income (expense), net fair value gains of $106 million and $72 million, respectively,

related to certain of its private
equity investments based on observable market price changes

for an identical or similar investment of the same issuer,

of which a net loss of $3 million and

a net
gain of $14 million was recognized in the three months ended

September 30, 2021 and 2020, respectively.

The fair values of these investments at September

30,
2021 and 2020, totaled $160 million and $97 million, respectively,

and were determined using level 2 inputs.
During the nine months ended September 30, 2020, the Company recorded a $33 million fair value adjustment,

of which $14 million was recorded in the three
months ended September 30,2020, for the solar inverters

business which met the criteria to be classified as held for sale in June 2019 and was sold in February
2020 (see Note 4 for details).

In the three months ended September 30, 2020, the Company

recorded goodwill impairment charges of $311

million. The fair value measurements used

in the
analyses were calculated using the income approach (discounted cash flow method). The discounted cash flow models

were calculated using unobservable inputs,
which classified the fair value measurement as Level 3 (see Note

9 for additional information including further detailed info rmation related to these charges and
significant unobservable inputs)
Apart from the transactions above, there were no additional significant non-recurring fair value measurements during the

nine and three months ended
September 30, 2021 and 2020.

Q3 2021

FINANCIAL

INFORMATION
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
September 30, 2021
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,722 1,722 1,722
Time deposits 1,987 1,987 1,987
Restricted cash 31 31 31
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,391 1,662 729 2,391
Long-term debt (excluding finance lease obligations) 4,116 4,322 73 4,395

December 31, 2020
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,765 1,765 1,765
Time deposits 1,513 1,513 1,513
Restricted cash 323 323 323
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,266 497 769 1,266
Long-term debt (excluding finance lease obligations) 4,668 4,909 89 4,998

The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, current

and non-current, and Marketable securities
and short-term investments (excluding securities):
The carrying amounts approximate the fair values as the

items are short-term in nature or, for cash
held in banks, are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding

finance lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions)
September 30, 2021 December 31, 2020 September 30, 2020
Contract assets 1,139 985 1,100
Contract liabilities 1,940 1,903 1,828

Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional.

Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized, primarily for long-term projects. Contract liabilities are reduced as work is performed and as revenues are recognized

.

Q3 2021

FINANCIAL

INFORMATION
The significant changes in the Contract assets and Contract liabilities balances were as follows:
Nine months ended September 30,
2021 2020
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2021/2020
(939) (746)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
1,032 867
Receivables recognized that were included in the Contract

asset balance at Jan 1, 2021/2020
(502) (448)

At September 30, 2021,

the Company had unsatisfied performance obligations

totaling $16,012 million and, of this amount, the Company

expects to fulfill
approximately 36 percent of the obligations in 2021, approximately

45 percent of the obligations in 2022 and the balance

thereafter.
─
Note 9
Goodwill
Goodwill is reviewed for impairment annually as of October 1,

or more frequently if events or circumstances

indicate that the carrying value may not be
recoverable.
Goodwill is evaluated for impairment at the reporting unit

level, which for the Company is determined to be one level

below its operating segments.
When evaluating goodwill for impairment, the Company uses

either a qualitative or quantitative assessment method

for each reporting unit. The qualitative
assessment involves determining, based on an evaluation

of qualitative factors, if it is more likely than not that the fair value of a reporting unit is less than its
carrying value. If, based on this qualitative assessment, it is determined to be more likely than not that the reporting

unit’s fair value is less than its carrying

value, a
quantitative impairment test (described below) is performed, otherwise no further analysis is required. If the Company

elects not to perform the qualitative
assessment for a reporting unit, then a quantitative impairment test is performed.
When performing a quantitative impairment test, the Company

calculates the fair value of a reporting unit using an

income approach based on the present value of
future cash flows, applying a discount rate that represents

the reporting unit’s weighted-average cost

of capital, and compares it to the reporting unit’s

carrying
value. If the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit then

the Company records an impairment charge equal
to the difference, provided that the loss recognized

does not exceed the total amount of goodwill allocated

to that reporting unit.
The changes in “Goodwill” were as follows:
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Balance at January 1, 2020 4,372 2,436 1,615 2,381 21 10,825
Goodwill acquired during the year 71 – – 21 – 92
Impairment of Goodwill – – – (290) (21) (311)
Exchange rate differences and other 84 20 24 116 – 244
Balance at December 31, 2020
(1)
4,527 2,456 1,639 2,228 – 10,850
Goodwill acquired during the period 11 – – 148 – 159
Goodwill allocated to disposals – – (7) – – (7)
Goodwill allocated to assets
held for sale – (335) – – – (335)
Exchange rate differences and other (54) (4) (15) (70) – (143)
Balance at September 30, 2021
(1)
4,484 2,117 1,617 2,306 – 10,524

(1)

At September 30, 2021 and December 31, 2020,

gross goodwill amounted to $10,809 million and $11,152 million, respectively, and accumulated impairment charges, relating to the
Robotics & Discrete Automation segment,

amounted to $285 million and $302 million, respectively.
The Company adopted a new operating model on July 1, 2020,

which resulted in a change to the identification of the

goodwill reporting units. Previously,

the
reporting units were the same as the operating segments for

Electrification, Motion and Robotics & Discrete Automation,

while for the Process Automation
operating segment the reporting units were determined to be

at the Division level, which is one level below the operating segment.

The new operating model
provides the Divisions with full ownership and accountability for their respective strategies, performance and resources

and based on these changes, the Company
concluded that the reporting units would change and be the respective

Divisions within each operating segment. This change re

sulted only in an allocation of
goodwill within the operating segments and thus there is no change to segment level goodwill in the table above.
As a result of the new allocation of goodwill, an interim quantitative impairment test was conducted both before and after

the changes which were effective July

1,
2020.

In the “before” test, it was concluded that the

fair value of the Company’s reporting units exceeded

the carrying value under the historical reporting

unit
structure.
The impairment test was performed for the new reporting

units and the fair value of each was determined using

a discounted cash flow fair value estimate based
on objective information available at the measurement date. The significant assumptions used to develop the estimates of fair value

for each reporting unit
included management’s best estimates of the expected

future results and discount rates specific to the reporting unit.

The fair value estimates were based on
assumptions that the Company believed to be reasonable,

but which are inherently uncertain and thus, actual

results may differ from those estimates. The fair
values for each of the individual reporting units and their associated goodwill were determined using Level 3 measurements.

Q3 2021

FINANCIAL

INFORMATION
The interim quantitative impairment test indicated that the estimated fair values of the reporting units were substantially in excess of their carrying value for all
reporting units except for the Machine Automation reporting unit within the Robotics & Discrete Automation operating segment.

The contraction of the global
economy in 2020, particularly in end-customer industries related to this reporting unit and considerable uncertainty

around the continued pace of macroeconomic
recovery generally led to a reduction in the fair values of the reporting units, thus affecting this reporting unit.

Also, at the division level, this reporting unit does

not
benefit from shared cash flows generated within an entire

operating segment. In addition, the book value of the Machine

Automation Division includes a significant
amount of intangible assets recognized in past acquisitions,

resulting in a proportionately higher book value than the

other reporting unit within the Robotics &
Discrete Automation Business Area. With the fair value of the reporting unit lower due to the economic conditions, the

existing book value of the intangible assets
combined with the newly allocated reporting unit goodwill led to the carrying value of the Machine Automation

reporting unit exceeding its fair value. During 2020,

a
goodwill impairment charge of $290 million was recorded to reduce the carrying value of this reporting unit to its

implied fair value. The remaining goodwill for the
Machine Automation reporting unit was $554 million as of December

31, 2020.
─
Note 10
Debt
The Company’s total debt at September 30, 2021,

and December 31, 2020, amounted to $6,684 million and

$6,121 million, respectively.
Short-term debt and current maturities of long-term

debt

The Company’s “Short-term debt and current maturities of

long-term debt” consisted of the following:
($ in millions)
September 30, 2021 December 31, 2020
Short-term debt 715 153
Current maturities of long-term debt 1,699 1,140
Total 2,414 1,293

Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At September 30, 2021, and December 31,
2020, $304 million and $32 million, respectively,

was outstanding under the $2 billion commercial paper

program in the United States. At September 30, 2021,
$347 million was outstanding under the $2 billion Euro-commercial paper program. No amount was outstanding under this

program at December 31, 2020.
On June 15, 2021, the Company repaid at maturity its

USD 650 million 4.0% Notes.
Long-term debt
The Company’s long-term debt at September 30, 2021,

and December 31, 2020,

amounted to $4,270 million and $4,828 million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

September 30, 2021 December 31, 2020
(in millions) Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
4.0% USD Notes, due 2021

USD 650 $ 649
2.25% CHF Bonds, due 2021

CHF 350 $ 375 CHF 350 $ 403
2.875% USD Notes, due 2022

USD 1,250 $ 1,264 USD 1,250 $ 1,280
0.625% EUR Instruments, due 2023 EUR 700 $ 819 EUR 700 $ 875
0.75% EUR Instruments, due 2024 EUR 750 $ 884 EUR 750 $ 946
0.3% CHF Notes, due 2024 CHF 280 $ 299 CHF 280 $ 317
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Notes, due 2029 CHF 170 $ 181 CHF 170 $ 192
0% EUR Notes, due 2030 EUR 800 $ 891 –
4.375% USD Notes, due 2042
(2)
USD 609 $ 589 USD 609 $ 589
Total $ 5,683 $ 5,632

(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes, due 2028,

and the 4.375% USD Notes, due
2042, was USD750 million.
In January 2021, the Company issued zero percent notes having a principal amount of EUR 800 million and due

in 2030. The Company recorded net proceeds
(after underwriting fees) of EUR 791 million (equivalent to $960 million on the date of issuance). In line with the

Company’s policy of reducing its currency

and
interest rate exposures,

cross-currency interest rate swaps

have been used to modify the characteristics of the EUR 800

million Notes, due 2030. After considering
the impact of these cross-currency interest rate swaps

,

the EUR Notes, due 2030, effectively became a floating

rate U.S. dollar obligation.
Subsequent events
On October 11, 2021, the Company repaid

at maturity its CHF 350 million 2.25

percent% Bonds, equivalent to $378 million on date of repayment.

Q3 2021

FINANCIAL

INFORMATION
─
Note 11
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission (SEC)

and the Department of Justice (DoJ) in the
United States as well as to the Serious Fraud Office (SFO)

in the United Kingdom concerning certain of its past dealings with Unaoil and its subsidiaries, including
alleged improper payments made by these entities to third parties.

In May 2020, the SFO closed its investigation, which

it originally announced in February 2017,
as the case did not meet the relevant test for prosecution.

The Company continues to cooperate with the U.S.

authorities as requested. At this time, it is not
possible for the Company to make an informed judgment about

the outcome of this matter.
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United

States, to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in

other countries potential suspect payments and other compliance concerns in connection with some of the Company’s dealings

with Eskom and related persons. Many of those parties

have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid $104

million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special Investigating

Unit relating to improper payments and other compliance

issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company

continues to cooperate fully with the National
Prosecuting Authority in South Africa as well as other author ities in their review of the Kusile project. Although the Company believes that there could be an
unfavorable outcome in one or more of these ongoing reviews,

at this time it is not possible for the Company to make an informed judgment about the possible
financial impact.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by

customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal proceedings,

as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters,

and any related proceedings, the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities recognized
At September 30, 2021, and December 31, 2020, the Comp

any had aggregate liabilities of $98 million and $100 million,

respectively, included in

“Other provisions”
and “Other non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the individual liabilities recognized was significant. As
it is not possible to make an informed judgment on, or reasonably predict, the outcome of certain matters

and as it is not possible, based on information currently
available to management, to estimate the maximum potential

liability on other matters, there could be adverse outcomes beyond the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments

represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
September 30, 2021 December 31, 2020
Performance guarantees 5,413 6,726
Financial guarantees 54 339
Indemnification guarantees
(1)
127 177
Total
(2)
5,594 7,242

(1)

Certain indemnifications provided to Hitachi in connection with the divestment of Power Grids are without limit.
(2)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate

of future payments, which it may incur as

part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at September 30,

2021, and December 31, 2020,
amounted to $148 million and $135 million, respectively,

the majority of which is included in discontinued operations

.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These

guarantees, which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties, the

Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed

within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has

entered into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At September 30, 2021, and December

31, 2020, the maximum potential payable under
these guarantees amounts to $933 million and $994 million, respectively,

and these guarantees have various maturities ranging from five to ten years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the Power Grids

business sold on July 1, 2020 (see Note 3
for details). The performance and financial guarantees have been indemnified by Hitachi, at the same proportion of its ownership in Hitachi ABB Power Grids
(80.1 percent). These guarantees, which have various maturities up to 2035, primarily consist of bank guarantees,

standby letters of credit,

business performance
guarantees and other trade-related guarantees, the majority of which have original maturity dates ranging from one to ten

years. The maximum amount payable
under the guarantees at September 30, 2021, and December

31, 2020, are approximately $4.1 billion and $5.5

billion, respectively,

and the carrying amounts of
liabilities (recorded in discontinued operations) at September 30,

2021, and December 31, 2020,

amounted to $127 million and $135 million, respectively

.
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby

letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institutio

n

for amounts paid under the performance
bonds. At September 30, 2021, and December 31, 2020, the

total outstanding performance bonds aggregated to

$3.6 billion and $4.3 billion, respectively,

of which
$0.3 billion and $0.3 billion,

respectively, relate to

discontinued operations. There have been no significant

amounts reimbursed to financial institutions under

these
types of arrangements in the nine and three months ended

September 30, 2021 and 2020.

Q3 2021

FINANCIAL

INFORMATION
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation

of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions)
2021 2020
Balance at January 1, 1,035 816
Net change in warranties due to acquisitions, divestments and liabilities held for sale
– 8
Claims paid in cash or in kind (176) (153)
Net increase in provision for changes in estimates, warranties issued and warranties expired
190 284
Exchange rate differences (35) 11
Balance at September 30, 1,014 966

During 2020,

the Company recorded changes in a previously

estimated amount for a product warranty relating to a divested business,

increasing the related
liability by $143 million during the nine and three months

ended September 30, 2020.

The corresponding increase was included in Cost of

sales of products and
resulted in a decrease in earnings per share (basic and diluted)

of $0.07 for both the nine and three months

ended September 30, 2020. As these costs

relate to a
divested business,

they have been excluded from the Company’s primary measure

of segment performance, Operational EBITA (

see Note 18). The warranty
liability has been recorded based on the information currently available and is subject to change in the future.
─
Note 12
Income taxes
In calculating income tax expense, the Company uses an estimate of the annual effective tax rate based upon the

facts and circumstance known at each

interim
period. On a quarterly basis, the actual effective tax rate

is adjusted, as appropriate, based upon changed facts

and circumstances, if any, as

compared to those
forecasted at the beginning of the year and each interim period thereafter.
The effective tax rate of 27.7 percent in the nine months

ended September 30, 2021, was lower than the effective

tax rate of 63.1 percent in the nine months
ended September 30, 2020, primarily because 2020 includes

impacts of non-deductible goodwill impairment (see

Note 9), the non-deductibility of the non-
operational pension costs due to certain settlements in 2020

(see Note 13) as well as the impact of no tax benefit

being recorded for the charge recorded in
connection with changes in estimated warranty provisions relating to a divested business (see Note 11).

In addition, the rate in 2020 reflects a net benefit

from a
favorable resolution of an uncertain tax position during the first quarter as well as increases to the valuation allowance

in certain countries.
─
Note 13
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans,

in accordance with local regulations
and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees

in the event of death, disability,

retirement, or
termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including
postretirement health care benefits, and other

employee-related benefits for active employees including

long-service award plans. The measurement date used

for
the Company’s employee benefit plans is December

31. The funding policies of the Company’s plans

are consistent with the local

government and tax
requirements.
The following tables include amounts relating to defined benefit pension plans and other postretirement benefits for both

continuing and discontinued operations.
During the nine and three months ended September 30, 2020,

the Company took steps to transfer certain defined benefit pension risks in three international
countries to external financial institutions and thus settle these obligations for accounting purposes. In connection

with these transactions the Company made net
payments of $273 million in the three months ended September

30, 2020, and incurred non-operational pension costs

of $379 million which are included in
curtailments, settlements and special termination benefits in the table below. The Company also recorded $101

million in the nine months ended September 30,
2020, for a similar settlement of pension obligations in discontinued

operations.
Net periodic benefit cost of the Company’s defined benefit

pension and other postretirement benefit plans consisted of

the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Nine months ended September 30, 2021 2020 2021 2020 2021 2020
Operational pension cost:
Service cost 45 60 31 66 – –
Operational pension cost 45 60 31 66 – –
Non-operational pension cost (credit):
Interest cost (3) 3 52 91 1 2
Expected return on plan assets (88) (93) (133) (196) – –
Amortization of prior service cost (credit) (6) (10) (2) 1 (1) (2)
Amortization of net actuarial loss – 6 53 79 (2) (2)
Curtailments, settlements and special termination benefits
(1)
– – (1) 487 – –
Non-operational pension cost (credit) (97) (94) (31)
462

(2) (2)
Net periodic benefit cost (credit) (52) (34) – 528 (2) (2)

Q3 2021

FINANCIAL

INFORMATION
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended September 30, 2021 2020 2021 2020 2021 2020
Operational pension cost:
Service cost 15 15 9 16 – –
Operational pension cost 15 15 9 16 – –
Non-operational pension cost (credit):
Interest cost (1) 2 15 31 – 1
Expected return on plan assets (30) (28) (42) (63) – –
Amortization of prior service cost (credit) (1) (3) (1) – – (1)
Amortization of net actuarial loss – 1 18 24 (1) –
Curtailments, settlements and special termination benefits – – 1 379 – –
Non-operational pension cost (credit) (32) (28) (9) 371 (1) –
Net periodic benefit cost (credit) (17) (13) – 387 (1) –

(1)

In the nine

months ended September 30, 2020, amounts include $101 million in discontinued operations for the settlement of the pension plan in Sweden.
The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational

pension (cost) credit” in the income
statement. Net periodic benefit cost includes $121 million for the nine months ended September 30, 2020 related to discontinued

operations.
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Nine months ended September 30, 2021 2020 2021 2020 2021 2020
Total contributions

to defined benefit pension and
other postretirement benefit plans 46 216 42 478 8 9
Of which, discretionary contributions to defined benefit

pension plans
– 152 11 416 – –

($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended September 30, 2021 2020 2021 2020 2021 2020
Total contributions

to defined benefit pension and

other postretirement benefit plans 15 168 29 288 5 6
Of which, discretionary contributions to defined benefit
pension plans – 152 20 273 – –

During the nine and three months ended September 30, 2020,

total contributions included non-cash contributions of marketable debt securities having a fair value
at the contribution date of $152 million, contributed to one of the

Company’s pension plans in Switzerland.

The Company expects to make contributions totaling approximately

$172 million and $8

million to its defined pension plans and other postretirement benefit plans,
respectively, for the full year 2021.

Q3 2021

FINANCIAL

INFORMATION
─
Note 14
Stockholder's

equity
At the Annual General Meeting of Shareholders (AGM) on March

25, 2021, shareholders approved the proposal of the

Board of Directors to distribute 0.80 Swiss
francs per share to shareholders. The declared dividend amounted to $1,730 million, with the Company disburs

ing a portion in March and the remaining amounts
in April.
In March 2021, the Company completed its initial share buyback program which was launched in July 2020. The share buyback

program was executed on a
second trading line on the SIX Swiss Exchange. Through this

buyback program, the Company purchased a total

of approximately 129 million shares for
approximately $3.5 billion, of which 20 million shares were

purchased in the first quarter of 2021 (resulting

in an increase in Treasury stock

of $628 million). At the
AGM on March 25, 2021, shareholders approved the cancellation of 115 million

of the shares purchased under this buyback program and

the cancellation was
completed in the second quarter of 2021,

resulting in a decrease in Treasury

stock of $3,157 million and a corresponding total decrease in Capital stock,

Additional
paid-in capital and Retained earnings.
Also in March 2021, the Company announced a follow-up share

buyback program of up to $4.3 billion. This buyback

program, which was launched in April 2021, is
being executed on a second trading line on the SIX Swiss

Exchange and is planned to run until the Company’s

AGM in March 2022. Through this follow-up
buyback program, the Company purchased,

in the second and third quarters of 2021, approximately

26 million shares,

resulting in an increase in Treasury

stock of
$887 million. At the March 2022 AGM, the Company intends

to request shareholder approval to cancel the shares

purchased through this follow-up share buyback
program as well as those shares purchased under the initial share buyback program that were not proposed for cancellation

at the Company’s AGM in March
2021.
In addition to the share buyback programs,

the Company purchased 29 million of its own shares on

the open market in the nine months ended September

30,
2021, mainly for use in connection with its employee share

plans, resulting in an increase in Treasury

stock of $915 million.
In the nine months ended September 30, 2021, the Company

delivered, out of treasury stock, 36 million shares in connection with its Management Incentive Plan.
─
Note 15
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding

during the period. Diluted earnings per share

is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that

all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Nine months ended September 30, Three months ended September 30,
($ in millions, except per share data in $)
2021 2020 2021 2020
Amounts attributable to ABB shareholders:
Income (loss) from continuing operations, net of tax 1,951 190 661 (513)
Income (loss) from discontinued operations, net of tax (45) 5,035 (9) 5,043
Net income 1,906 5,225 652 4,530
Weighted-average number of shares outstanding

(in millions)
2,011 2,129 2,001 2,119
Basic earnings per share attributable to ABB shareholders:
Income (loss) from continuing operations, net of tax 0.97 0.09 0.33 (0.24)
Income (loss) from discontinued operations, net of tax (0.02) 2.36 0.00 2.38
Net income 0.95 2.45 0.33 2.14
Diluted earnings per share
Nine months ended September 30, Three months ended September 30,
($ in millions, except per share data in $)
2021 2020 2021 2020
Amounts attributable to ABB shareholders:
Income (loss) from continuing operations, net of tax 1,951 190 661 (513)
Income (loss) from discontinued operations, net of tax (45) 5,035 (9) 5,043
Net income 1,906 5,225 652 4,530
Weighted-average number of shares outstanding (in millions) 2,011 2,129 2,001 2,119
Effect of dilutive securities:
Call options and shares 17 6 18 –
Adjusted weighted-average number of shares outstanding

(in millions)
2,028 2,135 2,019 2,119
Diluted earnings per share attributable to ABB shareholders:
Income (loss) from continuing operations, net of tax 0.96 0.09 0.33 (0.24)
Income (loss) from discontinued operations, net of tax (0.02) 2.36 0.00 2.38
Net income 0.94 2.45 0.32 2.14

Q3 2021

FINANCIAL

INFORMATION
─
Note 16
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2020 (3,450) 10 (2,145) (5) (5,590)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications 84 21 (136) 1 (30)
Amounts reclassified from OCI 538 (12) 487 – 1,013
Total other comprehensive (loss)

income
622 9 351 1 983
Less:
Amounts attributable to
noncontrolling interests 22 – – – 22
Balance at September 30, 2020 (2,850) 19 (1,794) (4) (4,629)

Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2021 (2,460) 17 (1,556) (3) (4,002)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (361) (10) 64 6 (301)
Amounts reclassified from OCI – – 50 (9) 41
Total other comprehensive (loss)

income
(361) (10) 114 (3) (260)
Less:
Amounts attributable to
noncontrolling interests 5 5
Balance at September 30, 2021
(1)
(2,825) 7 (1,442) (6) (4,266)

(1)

Due to rounding, numbers presented may not add to the totals provided.

Q3 2021

FINANCIAL

INFORMATION
The following table reflects amounts reclassified out of OCI in respect of Foreign currency translation adjustments

and Pension and other postretirement plan
adjustments:
Nine months ended Three months ended
($ in millions)
Location of (gains) losses September 30, September 30,
Details about OCI components reclassified from OCI 2021 2020 2021 2020
Foreign currency translation adjustments:
Currency translation loss (gain): Income from discontinued

- Divestment of Power Grids business (see Note 3)
operations, net of tax – 439 – 439
Currency translation loss:

- Divestment of solar inverters business (see Note 4)
Other income (expense), net – 99 – –
Amounts reclassified from OCI – 538 – 439
Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit
(1)
(9) (7) (2) –
Amortization of net actuarial loss Non-operational pension (cost) credit
(1)
51 83 17 25
Net gain (loss) from pension settlements and curtailments Non-operational pension (cost) credit
(1)
(1) 487 1 379
Reclassification of OCI relating to pensions on Income from discontinued
divestment of the Power Grids business operations, net of tax – 86 – 86
Total before tax 41 649 16 490
Tax Income tax expense 9 (127) (3) (91)
Reclassification of OCI relating to tax on pensions on Income from discontinued
divestment of the Power Grids business operations, net of tax – (35) – (35)
Amounts reclassified from OCI 50 487 13 364

(1)

Amounts

include total credits of $94 million for the nine months ended September 30, 2020, reclassified from OCI to Income from discontinued operations.
The amounts in respect of Unrealized gains (losses)

on available-for-sale securities and Derivative instruments

and hedges were not significant for the nine and
three months ended September 30, 2021 and 2020.

Q3 2021

FINANCIAL

INFORMATION
─
Note 17
Restructuring and related expenses
OS program
From December 2018 to December 2020,

the Company executed a two-year restructuring

program with the objective to simplify the Company’s

business model
and structure through the implementation of a new organizational structure driven by its businesses. The program resulted

in the elimination of the country and
regional structures within the previous matrix organization,

including the elimination of the three regional Executive Committee roles.

The operating businesses are
now responsible for both their customer-facing activities and business support functions, while the remaining Group-level corporate activities primarily focus on
Group strategy, portfolio and performance

management and capital allocation.

As of December 31, 2020, the Company had incurred substantially all costs related to the OS program.
Liabilities associated with the OS program are included primarily in Other provisions. The following table shows the activity from the beginning of the program to
September 30, 2021, by expense type:
Employee
Contract settlement,

($ in millions)
severance costs loss order and other costs Total
Liability at January 1, 2018 – – –
Expenses 65 – 65
Liability at December 31, 2018 65 – 65
Expenses

111 1 112
Cash payments

(44) (1) (45)
Change in estimates

(30) – (30)
Exchange rate differences

(3) – (3)
Liability at December 31, 2019 99 – 99
Expenses

119 17 136
Cash payments

(91) (15) (106)
Change in estimates

(10) – (10)
Exchange rate differences

4 – 4
Liability at December 31, 2020 121 2 123
Expenses

11 2 13
Cash payments

(58) (3) (61)
Change in estimates

(8) – (8)
Exchange rate differences

(5) – (5)
Liability at September 30, 2021 61 1 62

The following table outlines the costs incurred in the nine and three months ended September 30, 2020, and the cumulative

net costs incurred to December 31,
2020:
Net cost incurred
Cumulative net

Nine months ended

Three months ended
cost incurred up to

($ in millions)
September 30, 2020 September 30, 2020 December 31, 2020
Electrification 33 15 85
Motion 10 5 25
Process Automation
(1)
7 1 61
Robotics & Discrete Automation 9 2 18
Corporate and Other

27 6 114
Total

86 29 303

(1) Formerly named the Industrial Automation operating segment.
The Company recorded the following expenses, net of changes

in estimates, under this program:
Cumulative costs
Nine months ended Three months ended

incurred up to
($ in millions)
September 30, 2020
(1)
September 30, 2020
(2)
December 31, 2020
Employee severance costs 54 18 255
Estimated contract settlement, loss order and other costs 13 9 18
Inventory and long-lived asset impairments 19 2 30
Total 86 29 303

(1)

Of which $23 million was recorded in Total cost of sales and $53 million in Other Income (expense), net.
(2)

Of which $12 million was recorded in Total cost of sales and $14 million in Other Income (expense), net.

Q3 2021

FINANCIAL

INFORMATION
Other restructuring-related activities
In addition, during 2021 and 2020, the Company executed

various other restructuring-related activities and

incurred the following charges, net of changes in
estimates:

Nine months ended September 30, Three months ended September 30,
($ in millions)
2021 2020 2021 2020
Employee severance costs

44 37 11 31
Estimated contract settlement, loss order and other costs 15 16 3 4
Inventory and long-lived asset impairments

17 4 15 2
Total 76 57 29 37

Expenses associated with these activities are recorded in the following line items in the Consolidated Income

Statements:
Nine months ended September 30, Three months ended September 30,
($ in millions)
2021 2020 2021 2020
Total cost of sales 36 13 12 11
Selling, general and administrative expenses 10 16 5 8
Non-order related research and development expenses – 1 – 1
Other income (expense), net 30 27 12 17
Total 76 57 29 37

At September 30, 2021, and December 31, 2020,

$185 million and $233 million, respectively,

were recorded for other restructuring-related liabilities and were
included primarily in Other provisions.
─
Note 18
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The

CODM allocates resources to and assesses the performance of

each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation, and Robotics & Discrete Automation. The remaining operations of the Company are included in Corporate

and Other.

Effective January 1, 2021, the Industrial Automation segment was renamed the Process Automation segment.

In addition, the Company changed its method of
allocating real estate assets to its operating segments whereby these assets are now accounted for directly in the individual operating segment which utilizes the
asset rather than as a cost recharged to the operating segment from Corporate and Other.

As a result, while this change had no

impact on segment revenues or
profits (Operational EBITA), certain real

estate assets previously reported within Corporate and

Other have been allocated to the total segment

assets of each
individual operating segment.

Total

assets at December 31, 2020, has been recast

to reflect this allocation change.
A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes electric vehicle

charging infrastructure, renewable
power solutions, modular substation packages, distribution

automation products, switchboard and panelboards, switchgear,

UPS solutions, circuit
breakers, measuring and sensing devices, control products,

wiring accessories, enclosures and cabling systems

and intelligent home and building
solutions, designed to integrate and automate lighting, heating,

ventilation, security and data communication networ

ks.

The products and services are
delivered through six operating Divisions: Distribution Solutions,

Smart Power, Smart B

uildings, E-mobility,

Installation Products and Power Conversion.
●

Motion:

manufactures and sells drives, motors, generators,

traction converters and mechanical power transmission

products that are driving the low-
carbon future for industries, cities, infrastructure and transportation.

These products, digital technology and related

services enable industrial customers
to increase energy efficiency,

improve safety and reliability,

and achieve precise control of their processes.

Building on over 130 years of cumulative
experience in electric powertrains, the Business Area combines domain expertise and technology to deliver

the optimum solution for a wide range of
applications in all industrial segments. In addition, the

Business Area, along with partners, has an unmatched global service presence. These products
and services are delivered through eight operating Divisions:

Large Motors and Generators, IEC LV

Motors, NEMA Motors, Drive Products, System
Drives, Service, Traction and Mechanical

Power Transmission.
●

Process Automation:

develops and sells a broad range of industry

-specific, integrated automation, electrification and

digital systems and solutions, as
well as lifecycle services, advanced industrial analytics

and artificial intelligence applications and suites for

the process, marine and hybrid industries.
Products and solutions include control technologies, advanced process control software and manufacturing execution

systems, sensing, measurement
and analytical instrumentation, marine propulsion systems

and turbochargers. In addition,

the Business Area offers a comprehensive range

of services
ranging from repair to advanced services such as

remote monitoring, preventive maintenance, asset

performance management, emission monitoring
and cybersecurity services. The products,

systems and services are delivered through five operating Divisions: Energy

Industries, Process Industries,
Marine & Ports, Turbocharging, and Measurement

& Analytics.
●

Robotics & Discrete Automation:

delivers its products,

solutions and services through two operating Divisions:

Robotics and Machine Automation.
Robotics includes:

industrial robots, software, robotic solutions and systems,

field services, spare parts, and digital services. Machine

Automation
specializes in solutions based on its programmable logic

controllers (PLC), industrial PCs (IPC), servo motion, transport systems and machine vision.
Both Divisions offer engineering and simulation software

as well as a comprehensive range of digital solutions.
Corporate and Other:

includes headquarters, the Company’s corporate

real estate activities, Corporate Treasury Operations,

historical operating activities of
certain divested businesses and other non-core operating activities

.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, wh

ich represents income from operations excluding:
●

Amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

Q3 2021

FINANCIAL

INFORMATION
●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair

value adjustment on assets and liabilities held for sale)

,

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/impairments

(including impairment
of goodwill) and certain other fair value changes, as well as other items which are determined by management on

a case-by-case basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.
The following tables present disaggregated segment revenues from contracts with customers, Operational EBITA,

and the reconciliations of consolidated
Operational EBITA to Income from continuing

operations before taxes for the nine and three months

ended September 30, 2021 and 2020, as well as total

assets
at September 30, 2021, and December 31, 2020.
Nine months ended September 30, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

3,357 1,483 1,716 1,201 16 7,773
The Americas

3,312 1,832 1,010 331 3 6,488
of which: United States 2,465 1,540 577 236 – 4,818
Asia, Middle East and Africa

2,905 1,554 1,694 957 7 7,117
of which: China 1,577 861 547 714 – 3,699
9,574 4,869 4,420 2,489 26 21,378
Product type

Products 8,106 4,202 1,254 1,639 15 15,216
Systems 824 – 1,101 492 11 2,428
Services and other 644 667 2,065 358 – 3,734
9,574 4,869 4,420 2,489 26 21,378
Third-party revenues 9,574 4,869 4,420 2,489 26 21,378
Intersegment revenues 168 321 34 9 (532) –
Total revenues
(2)
9,742 5,190 4,454 2,498 (506) 21,378

Nine months ended September 30, 2020
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

2,852 1,396 1,705 1,031 14 6,998
The Americas

2,966 1,646 987 289 3 5,891
of which: United States 2,296 1,404 616 203 3 4,522
Asia, Middle East and Africa

2,452 1,285 1,460 733 25 5,955
of which: China 1,270 658 433 498 1 2,860
8,270 4,327 4,152 2,053 42 18,844
Product type

Products 7,075 3,702 864 1,200 49 12,890
Systems 583 – 1,266 551 (7) 2,393
Services and other 612 625 2,022 302 – 3,561
8,270 4,327 4,152 2,053 42 18,844
Third-party revenues 8,270 4,327 4,152 2,053 42 18,844
Intersegment revenues
(1)
298 377 95 53 (715) 108
Total revenues
(2)
8,568 4,704 4,247 2,106 (673) 18,952

Q3 2021

FINANCIAL

INFORMATION
Three months ended September 30, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,091 463 574 387 10 2,525
The Americas

1,091 609 352 107 2 2,161
of which: United States 810 511 214 75 – 1,610
Asia, Middle East and Africa

955 507 569 315 (4) 2,342
of which: China 524 284 171 231 – 1,210
3,137 1,579 1,495 809 8 7,028
Product type

Products 2,549 1,357 454 581 5 4,946
Systems 374 – 341 106 3 824
Services and other 214 222 700 122 – 1,258
3,137 1,579 1,495 809 8 7,028
Third-party revenues 3,137 1,579 1,495 809 8 7,028
Intersegment revenues 59 94 12 4 (169) –
Total revenues
(2)
3,196 1,673 1,507 813 (161) 7,028

Three months ended September 30, 2020
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,010 459 579 379 (17) 2,410
The Americas

995 531 298 102 1 1,927
of which: United States 746 449 171 75 2 1,443
Asia, Middle East and Africa

939 488 501 305 12 2,245
of which: China 509 288 165 219 2 1,182
2,944 1,478 1,378 786 (4) 6,582
Product type

Products 2,439 1,258 230 446 8 4,381
Systems 294 – 466 234 (12) 982
Services and other 211 220 682 106 – 1,219
2,944 1,478 1,378 786 (4) 6,582
Third-party revenues 2,944 1,478 1,378 786 (4) 6,582
Intersegment revenues
(1)
87 133 25 20 (265) –
Total revenues
(2)
3,031 1,611 1,403 806 (269) 6,582

(1)

Intersegment revenues until June 30, 2020,

include sales to the Power Grids business which is presented as discontinued operations and therefore these sales are not eliminated from total revenues.
(2)

Due to rounding, numbers presented may not add to the totals provided.

Q3 2021

FINANCIAL

INFORMATION
Nine months ended

Three months ended
September 30, September 30,
($ in millions)
2021 2020 2021 2020
Operational EBITA:
Electrification 1,614 1,159 511 493
Motion 905 790 291 281
Process Automation 554 348 207 89
Robotics & Discrete Automation 291 178 90 76
Corporate and Other
‒ Non-core and divested businesses (39) (107) (10) (88)
‒ Stranded corporate costs – (40) – –
‒ Corporate costs and Other Intersegment elimination (191) (254) (27) (64)
Total 3,134 2,074 1,062 787
Acquisition-related amortization (191) (197) (62) (67)
Restructuring, related and implementation costs
(1)
(81) (190) (28) (83)
Changes in obligations related to divested businesses (16) (204) (10) (203)
Changes in pre-acquisition estimates 6 (11) 14 (11)
Gains and losses from sale of businesses 9 (4) – 1
Fair value adjustment on assets and liabilities held for sale – (33) – (14)
Acquisition- and divestment-related expenses and integration costs
(74) (43) (44) (16)
Other income/expense relating to the Power Grids joint venture (34) (15) (15) (15)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives) (106) 22 (49) 15
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized 5 10 (4) 13
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) 33 (16) 5 (5)
Certain other non-operational items:
Costs for divestment of Power Grids – (110) – (11)
Regulatory, compliance and legal costs (3) (6) (1) (6)
Business transformation costs
(2)
(59) (19) (20) (7)
Favorable resolution of an uncertain purchase price adjustment 5 8 5 –
Certain other fair value changes, including asset impairments
(3)
118 (240) 4 (298)
Other non-operational items (3) (11) (5) (9)
Income from operations 2,743 1,015 852 71
Interest and dividend income 37 39 11 12
Interest and other finance expense (108) (191) (17) (79)
Non-operational pension (cost) credit 130 (272) 42 (343)
Income from continuing operations before taxes 2,802 591 888 (339)

(1)

Amount includes implementation costs in relation to the OS program of $47 million and $17 million for the nine and three months ended September 30, 2020, respectively.
(2)

Amount includes ABB Way process transformation costs of $52 million and $19 million for the nine and three months ended September 30, 2021, respectively.
(3)

Amount in 2020 includes goodwill impairment charges of $311 million.
Total assets
(1)
($ in millions)
September 30, 2021 December 31, 2020
Electrification 12,943 12,800
Motion
(2)
6,678 6,495
Process Automation 4,928 5,008
Robotics & Discrete Automation 5,010 4,794
Corporate and Other
(3)
10,269 11,991
Consolidated 39,828 41,088

(1)

Total assets are after intersegment eliminations and therefore reflect third-party assets only.
(2)

At September 30, 2021, Motion includes $882 million of assets held for sale in relation to the planned sale of its Mechanical Power Transmission Division (see Note 3).
(3)

At September 30, 2021, and December 31, 2020, respectively, Corporate and Other includes $166 million and $282 million of assets in the Power Grids business which is reported as discontinued operations (see Note 3), In addition, at

September 30, 2021, and December 31, 2020, Corporate and Other includes $1,620 million and $1,710 million, respectively, related to the equity investment in Hitachi ABB Power Grids Ltd (see Note 4).

Q3 2021

FINANCIAL

INFORMATION

Q3 2021

FINANCIAL

INFORMATION
—
Supplemental Reconciliations

and Definitions
The following

reconciliations

and definitions

include

measures

which ABB

uses to

supplement

its Consolidated

Financial

Information

(unaudited)

which is
prepared

in accordance

with United

States

generally

accepted

accounting

principles

(U.S.

GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules of

the U.S.

Securities

and Exchange

Commission

(SEC).
While

ABB’s

management

believes

that the

non-GAAP

financial

measures

herein

are useful

in evaluating

ABB’s

operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these

measures

should

not be

viewed

in isolation

but considered

together

with

the Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with

U.S. GAAP

as of and

for the

nine and

three months

ended

September

30, 2021.
On January

1, 2020,

the Company

adopted

a new

accounting

update

for the

measurement

of credit

losses

on financial

instruments

.

Consistent

with the
method

of adoption

elected,

comparable

information

has not

been restated

to reflect

the adoption

of this

new standard

and accounting

update

and
continues

to be

measured

and reported

under the

accounting

standard

in effect

for those

periods

presented.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign currency

exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments, or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures

of any corresponding quarters which are not comparable

when computing the comparable growth rate.
Certain portfolio changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar manner to

divestments. Changes in our portfolio
where we have exited certain

business activities or customer markets are adjusted

as if the relevant business was divested in the period when

the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q3 2021 compared to Q3 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

19% -2% 0% 17% 5% -1% 0% 4%
Motion 24% -2% 0% 22% 4% -2% 0% 2%
Process

Automation
43% -3% 0% 40% 7% -2% 0% 5%
Robotics & Discrete Automation 30% -3% -1% 26% 1% -3% -1% -3%
ABB Group 29% -2% -1% 26% 7% -3% 0% 4%

9M 2021 compared to 9M 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

22% -4% 0% 18% 14% -5% 1% 10%
Motion 15% -5% 0% 10% 10% -4% 0% 6%
Process

Automation
15% -5% 0% 10% 5% -5% 0% 0%
Robotics & Discrete Automation 27% -7% 0% 20% 19% -7% 0% 12%
ABB Group 21% -5% 0% 16% 13% -5% 0% 8%

Q3 2021

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q3 2021 compared to Q3 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 29% -1% -1% 27% 5% -1% -1% 3%
The Americas 33% -1% -1% 31% 12% -1% 0% 11%
of which: United States 31% 0% 0% 31% 12% 0% 0% 12%
Asia, Middle East and Africa 25% -5% 0% 20% 4% -3% 0% 1%
of which: China 16% -7% 0% 9% 2% -6% 0% -4%
ABB Group 29% -2% -1% 26% 7% -3% 0% 4%

Regional comparable growth rate reconciliation by Business

Area - Quarter
Q3 2021 compared to Q3 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 18% -1% 0% 17% 5% 0% 0% 5%
The Americas 29% -1% 0% 28% 9% 0% 0% 9%
of which: United States 29% 0% 0% 29% 8% 0% 0% 8%
Asia, Middle East and Africa 10% -5% 0% 5% 1% -4% 0% -3%
of which: China 11% -6% 0% 5% 3% -7% 0% -4%
Electrification 19% -2% 0% 17% 5% -1% 0% 4%

Q3 2021 compared to Q3 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 32% -1% 0% 31% -4% 0% 0% -4%
The Americas 15% -1% 0% 14% 15% -1% 0% 14%
of which: United States 14% -1% 0% 13% 14% 0% 0% 14%
Asia, Middle East and Africa 30% -6% 0% 24% 1% -4% 0% -3%
of which: China 9% -7% 0% 2% -4% -6% 0% -10%
Motion 24% -2% 0% 22% 4% -2% 0% 2%

Q3 2021 compared to Q3 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 12% -2% 0% 10% -3% -2% 0% -5%
The Americas 90% -1% 0% 89% 19% -1% 0% 18%
of which: United States 117% 0% 0% 117% 26% -1% 0% 25%
Asia, Middle East and Africa 51% -4% 0% 47% 14% -4% 0% 10%
of which: China 49% -8% 0% 41% 4% -6% 0% -2%
Process Automation 43% -3% 0% 40% 7% -2% 0% 5%

Q3 2021 compared to Q3 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 37% -2% -2% 33% -1% -1% -2% -4%
The Americas 40% -4% 0% 36% 4% -2% 0% 2%
of which: United States 30% 0% 0% 30% 0% 0% 0% 0%
Asia, Middle East and Africa 19% -5% 0% 14% 2% -5% 0% -3%
of which: China 17% -7% 0% 10% 5% -7% 0% -2%
Robotics & Discrete Automation 30% -3% -1% 26% 1% -3% -1% -3%

Q3 2021

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation for ABB Group

– Year to date
9M 2021 compared to 9M 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 23% -6% 0% 17% 11% -6% 0% 5%
The Americas 23% -2% 0% 21% 10% -1% 0% 9%
of which: United States 21% 0% 0% 21% 7% -1% 1% 7%
Asia, Middle East and Africa 19% -7% 0% 12% 20% -7% 1% 14%
of which: China 25% -10% 0% 15% 29% -9% 1% 21%
ABB Group 21% -5% 0% 16% 13% -5% 0% 8%

Regional comparable growth rate reconciliation by Business

Area – Year to date
9M 2021 compared to 9M 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 23% -6% 0% 17% 14% -5% 0% 9%
The Americas 25% -1% 0% 24% 11% -1% 1% 11%
of which: United States 22% 0% 0% 22% 7% 0% 0% 7%
Asia, Middle East and Africa 17% -7% 1% 11% 16% -7% 2% 11%
of which: China 26% -9% 0% 17% 23% -9% 0% 14%
Electrification 22% -4% 0% 18% 14% -5% 1% 10%

9M 2021 compared to 9M 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 14% -6% 0% 8% 2% -5% 0% -3%
The Americas 19% -2% 0% 17% 11% -1% 0% 10%
of which: United States 17% 0% 0% 17% 9% 0% 0% 9%
Asia, Middle East and Africa 13% -7% 0% 6% 19% -7% 0% 12%
of which: China 17% -8% 0% 9% 29% -10% 0% 19%
Motion 15% -5% 0% 10% 10% -4% 0% 6%

9M 2021 compared to 9M 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 12% -8% 0% 4% -2% -6% 0% -8%
The Americas 17% -2% 0% 15% 2% -2% 0% 0%
of which: United States 21% -1% 0% 20% -6% -1% 0% -7%
Asia, Middle East and Africa 18% -6% 0% 12% 15% -6% 0% 9%
of which: China 25% -9% 0% 16% 26% -8% 0% 18%
Process Automation 15% -5% 0% 10% 5% -5% 0% 0%

9M 2021 compared to 9M 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 29% -7% -1% 21% 13% -7% 0% 6%
The Americas 32% -2% 0% 30% 14% -2% 0% 12%
of which: United States 29% 0% 0% 29% 16% 0% 0% 16%
Asia, Middle East and Africa 21% -8% 0% 13% 29% -8% 0% 21%
of which: China 20% -9% 0% 11% 43% -11% 0% 32%
Robotics & Discrete Automation 27% -7% 0% 20% 19% -7% 0% 12%

Q3 2021

FINANCIAL

INFORMATION
Order backlog growth rate reconciliation
September 30, 2021 compared to September 30, 2020
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

17% 0% 0% 17%
Motion 11% 0% 0% 11%
Process Automation 17% -1% 0% 16%
Robotics & Discrete Automation 12% -1% 0% 11%
ABB Group 15% 0% 0% 15%

Other growth rate reconciliations
Q3 2021 compared to Q3 2020
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

23% -1% 0% 22% 1% -1% 0% 0%
Motion 5% -2% 0% 3% 1% -2% 0% -1%
Process

Automation
25% -2% 0% 23% 3% -2% 0% 1%
Robotics & Discrete Automation 19% -1% 0% 18% 16% -1% 0% 15%
ABB Group 20% -2% 0% 18% 3% -1% 0% 2%

9M 2021 compared to 9M 2020
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

12% -4% 0% 8% 5% -3% 0% 2%
Motion 9% -4% 0% 5% 7% -5% 0% 2%
Process

Automation
14% -5% 0% 9% 2% -4% 0% -2%
Robotics & Discrete Automation 28% -5% 0% 23% 19% -5% 0% 14%
ABB Group 14% -5% 0% 9% 5% -5% 0% 0%

Q3 2021

FINANCIAL

INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains and

losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset impairments

(including impairment of goodwill)
and certain other fair value changes, as well as other items which are determined by management on a case

-by-case basis.
Operational EBITA is our measure of

segment profit but is also used by management to evaluate

the profitability of the Company

as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Other income/expense relating to the Power Grids joint

venture
Other income/expense relating to the Power Grids joint venture consists of amounts recorded in Income from continuing

operations before taxes relating to the
divested Power Grids business including the income/loss

under the equity method for the investment in Hitachi ABB

Power Grids Ltd. (Hitachi ABB PG),
amortization of deferred brand income as well as changes

in value of other obligations relating to the divestment.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses

on derivatives, (ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Nine months ended September 30, Three months ended September 30,
($ in millions) 2021 2020 2021 2020
Operational EBITA 3,134 2,074 1,062 787
Acquisition-related amortization (191) (197) (62) (67)
Restructuring, related and implementation costs
(1)
(81) (190) (28) (83)
Changes in obligations related to divested businesses (16) (204) (10) (203)
Changes in pre-acquisition estimates 6 (11) 14 (11)
Gains and losses from sale of businesses 9 (4) – 1
Fair value adjustment on assets and liabilities held for sale – (33) – (14)
Acquisition- and divestment-related expenses and integration costs (74) (43) (44) (16)
Other income/expense relating to the Power Grids joint venture (34) (15) (15) (15)
Certain other non-operational items
(2)
58 (378) (17) (331)
Foreign exchange/commodity timing differences in

income from operations
(68) 16 (48) 23
Income from operations 2,743 1,015 852 71
Interest and dividend income 37 39 11 12
Interest and other finance expense (108) (191) (17) (79)
Non-operational pension (cost) credit 130 (272) 42 (343)
Income from continuing operations before taxes 2,802 591 888 (339)
Income tax expense (775) (373) (201) (164)
Income from continuing operations, net of

tax
2,027 218 687 (503)
Income (loss) from discontinued operations, net of tax (45) 5,043 (9) 5,038
Net income 1,982 5,261 678 4,535

(1)

Amounts include implementation costs in relation to the OS program of $47 million and $17 million for the nine and three months ended September 30, 2020, respectively.
(2)

Amounts include goodwill impairment charges of $311 million for the nine and three months ended September 30, 2020

Q3 2021

FINANCIAL

INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended September 30, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,196 1,673 1,507 813 (161) 7,028
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 15 4 5 – (1) 23
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 3 1 5 – (1) 8
Unrealized foreign exchange movements
on receivables (and related assets) (7) (1) (1) (1) 2 (8)
Operational revenues 3,207 1,677 1,516 812 (161) 7,051
Income (loss) from operations 434 244 183 68 (77) 852
Acquisition-related amortization 30 10 1 21 – 62
Restructuring, related and
implementation costs 11 13 2 1 1 28
Changes in obligations related to
divested businesses – – – – 10 10
Changes in pre-acquisition estimates (14) – – – – (14)
Gains and losses from sale of businesses – – – – – –
Acquisition- and divestment-related expenses
and integration costs 18 12 13 1 – 44
Other income/expense relating to the

Power Grids joint venture – – – – 15 15
Certain other non-operational items 2 – 1 – 14 17
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 34 14 5 – (4) 49
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 (1) 2 – 2 4
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (5) (1) – (1) 2 (5)
Operational EBITA 511 291 207 90 (37) 1,062
Operational EBITA margin (%) 15.9% 17.4% 13.7% 11.1% n.a. 15.1%

In the three months ended September 30, 2021, Certain other

non-operational items in the table above includes the following:
Three months ended September 30, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 1 1
Certain other fair values changes,

including asset impairments
3 – – – (7) (4)
Business transformation costs
(1)
3 – – – 17 20
Favorable resolution of an uncertain
purchase price adjustment (5) – – – – (5)
Other non-operational items 1 – 1 – 3 5
Total 2 – 1 – 14 17

(1)

Amounts

include ABB Way process transformation costs of $19 million for the three months ended September 30, 2021.

Q3 2021

FINANCIAL

INFORMATION
Three months ended September 30, 2020
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,031 1,611 1,403 806 (269) 6,582
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (1) 6 7 (4) 2 10
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – (12) 1 (4) (16)
Unrealized foreign exchange movements
on receivables (and related assets) (6) (2) (1) (2) 4 (7)
Operational revenues 3,023 1,615 1,397 801 (267) 6,569
Income (loss) from operations 387 256 75 (236) (411) 71
Acquisition-related amortization 29 13 1 20 4 67
Restructuring, related and
implementation costs 39 9 21 3 11 83
Changes in obligations related to
divested businesses 15 – – – 188 203
Changes in pre-acquisition estimates 11 – – – – 11
Gains and losses from sale of businesses 1 – – – (2) (1)
Fair value adjustment on assets and liabilities
held for sale 14 – – – – 14
Acquisition- and divestment-related expenses
and integration costs 13 – 1 – 2 16
Other income/expense relating to the

Power Grids joint venture – – – – 15 15
Certain other non-operational items 2 4 – 291 34 331
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (21) (1) 3 (2) 6 (15)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – (11) 1 (4) (13)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 2 – (1) (1) 5 5
Operational EBITA 493 281 89 76 (152) 787
Operational EBITA margin (%) 16.3% 17.4% 6.4% 9.5% n.a. 12.0%

In the three months ended September 30, 2020, Certain other

non-operational items in the table above includes the following:
Three months ended September 30, 2020
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Costs for planned divestment of Power Grids – – – – 11 11
Regulatory, compliance and legal costs – – – – 6 6
Certain other fair values changes,

including asset impairments
– – – 290 8 298
Business transformation costs 2 3 – 1 1 7
Other non-operational items – 1 – – 8 9
Total 2 4 – 291 34 331

Q3 2021

FINANCIAL

INFORMATION
Nine months ended September 30, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 9,742 5,190 4,454 2,498 (506) 21,378
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 37 17 19 5 3 81
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 2 1 (2) (1) (2) (2)
Unrealized foreign exchange movements
on receivables (and related assets) (16) (6) (7) (6) (1) (36)
Operational revenues 9,765 5,202 4,464 2,496 (506) 21,421
Income (loss) from operations 1,423 812 520 224 (236) 2,743
Acquisition-related amortization 88 36 3 62 2 191
Restructuring, related and
implementation costs 32 18 15 6 10 81
Changes in obligations related to
divested businesses – – – – 16 16
Changes in pre-acquisition estimates (6) – – – – (6)
Gains and losses from sale of businesses 4 (1) (13) – 1 (9)
Acquisition- and divestment-related expenses

and integration costs 36 19 17 1 1 74
Other income/expense relating to the

Power Grids joint venture – – – – 34 34
Certain other non-operational items (13) 1 3 – (49) (58)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 63 26 17 1 (1) 106
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (1) (1) (3) (5)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (13) (6) (7) (2) (5) (33)
Operational EBITA 1,614 905 554 291 (230) 3,134
Operational EBITA margin (%) 16.5% 17.4% 12.4% 11.7% n.a. 14.6%

In the nine months ended September 30, 2021, Certain other

non-operational items in the table above includes the following:
Nine months ended September 30, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 3 3
Certain other fair values changes,

including asset impairments
(16) – – – (102) (118)
Business transformation costs
(1)
7 – – – 52 59
Favorable resolution of an uncertain
purchase price adjustment (5) – – – – (5)
Other non-operational items 1 1 3 – (2) 3
Total (13) 1 3 – (49) (58)

(1)

Amounts

include ABB Way process transformation costs of $52 million for the nine months ended September 30, 2021.

Q3 2021

FINANCIAL

INFORMATION
Nine months ended September 30, 2020
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 8,568 4,704 4,247 2,106 (673) 18,952
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 14 3 6 (1) 4 26
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (5) 2 (6) (9)
Unrealized foreign exchange movements
on receivables (and related assets) (12) (6) (8) (4) 9 (21)
Operational revenues 8,570 4,701 4,240 2,103 (666) 18,948
Income (loss) from operations 891 731 316 (186) (737) 1,015
Acquisition-related amortization 86 39 3 58 11 197
Restructuring, related and
implementation costs 83 20 37 14 36 190
Changes in obligations related to
divested businesses 15 – – – 189 204
Changes in pre-acquisition estimates 11 – – – – 11
Gains and losses from sale of businesses 6 – – – (2) 4
Fair value adjustment on assets and liabilities
held for sale 33 – – – – 33
Acquisition- and divestment-related expenses
and integration costs 40 – 1 – 2 43
Other income/expense relating to the

Power Grids joint venture – – – – 15 15
Certain other non-operational items (5) 13 1 293 76 378
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (9) (12) (2) (2) 3 (22)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (5) 2 (7) (10)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 8 (1) (3) (1) 13 16
Operational EBITA 1,159 790 348 178 (401) 2,074
Operational EBITA margin (%) 13.5% 16.8% 8.2% 8.5% n.a. 10.9%

In the nine months ended September 30, 2020, Certain other

non-operational items in the table above includes the following:
Nine months ended September 30, 2020
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Costs for planned divestment of Power Grids – – – – 110 110
Regulatory, compliance and legal costs – – – – 6 6
Certain other fair values changes,

including asset impairments
– – – 290 (50) 240
Business transformation costs 3 12 – 3 1 19
Favorable resolution of an uncertain

purchase price adjustment (8) – – – – (8)
Other non-operational items – 1 1 – 9 11
Total (5) 13 1 293 76 378

Q3 2021

FINANCIAL

INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current) and Marketable

securities and short-term
investments.
Reconciliation
($ in millions) September 30, 2021 December 31, 2020
Short-term debt and current maturities of long-term debt 2,414 1,293
Long-term debt 4,270 4,828
Total debt (gross debt) 6,684 6,121
Cash and equivalents 3,709 3,278
Restricted cash - current 31 323
Marketable securities and short-term investments 746 2,108
Restricted cash - non-current 300 300
Cash and marketable securities 4,786 6,009
Net debt 1,898 112

Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2021 December 31, 2020
Total stockholders'

equity
14,309 15,999
Net debt (as defined above) 1,898 112
Net debt / Equity ratio 0.13 0.01

Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by

EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciation and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2021 September 30, 2020
Income from operations for the three months ended:
September 30, 2021/2020 852 71
June 30, 2021/2020 1,094 571
March 31, 2021/2020 797 373
December 31, 2020/2019 578 648
Depreciation and Amortization for the three months

ended:
September 30, 2021/2020 220 231
June 30, 2021/2020 230 228
March 31, 2021/2020 227 227
December 31, 2020/2019 229 246
EBITDA

4,227 2,595
Net debt / (Net Cash) (as defined above) 1,898 (935)
Net debt / (Net Cash)

/ EBITDA ratio
0.5 -0.4

Q3 2021

FINANCIAL

INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v)

accounts payable, trade, (vi)
contract liabilities, and (vii) other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative

liabilities, (c) pension and other employee
benefits, (d) payables under the share buyback program and (e)

liabilities related to the divestment of the Power Grids

business); and including the amounts
related to these accounts which have been presented as either assets or liabilities held for sale but excluding any

amounts included in discontinued operations

.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2021 September 30, 2020
Net working capital:
Receivables, net 6,728 6,638
Contract assets 1,139 1,100
Inventories, net 4,864 4,642
Prepaid expenses 217 233
Accounts payable, trade (4,642) (4,323)
Contract liabilities (1,940) (1,828)
Other current liabilities
(1)
(3,514) (3,226)
Net working capital in assets and liabilities held for sale 68 –
Net working capital 2,920 3,236
Total revenues for the three months

ended:
September 30, 2021 / 2020 7,028 6,582
June 30, 2021 / 2020 7,449 6,154
March 31, 2021 / 2020 6,901 6,216
December 31, 2020 / 2019 7,182 7,068
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments 40 (169)
Adjusted revenues for the trailing twelve months 28,600 25,851
Net working capital as a percentage of revenues (%) 10.2% 12.5%

(1)

Amounts exclude $719 million and $1,026 million at September 30, 2021 and 2020, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities,
(c) pension and other employee benefits (d) payables under the share buyback program and (e) liabilities related to the divestment of the Power Grids business.

Q3 2021

FINANCIAL

INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as free cash flow divided by Adjusted net income attributable to

ABB
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment

of
debt, and (iii) gain on the sale of the Power Grids business included in discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets,

and (ii)
proceeds from sales of property,

plant and equipment.
Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the

relevant balance sheet date.
Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB (as adjusted) in the twelve months

preceding the relevant balance sheet date.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
September 30, 2021 December 31, 2020
Net cash provided by operating activities – continuing

operations
3,530 1,875
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(721) (694)
Proceeds from sale of property, plant and

equipment
82 114
Free cash flow from continuing operations 2,891 1,295
Net cash provided by (used in) operating activities – discontinued

operations
(38) (182)
Adjusted for the effects of discontinued operations:
Purchases of property, plant and

equipment and intangible assets
(15) (108)
Proceeds from sale of property, plant and

equipment
– 1
Free cash flow 2,838 1,006
Adjusted net income attributable to ABB
(1)
2,200 478
Free cash flow conversion to net income 129% 210%

(1)

Adjusted net income attributable to ABB for the year ended December 31, 2020, is adjusted to exclude goodwill impairment charges of $311 million, loss from extinguishment of debt of $162 million and the gain on the sale of the Power Grids business included in discontinued operations of $5,141 million.
Reconciliation of the trailing twelve months to

September 30, 2021
Continuing operations Discontinued operations
($ in millions)
Net cash
provided by
continuing
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds

from sale of
property, plant
and equipment
Net cash
provided by
(used in)
discontinued
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds

from sale of
property, plant
and equipment
Adjusted net
income
attributable

to ABB
(1)
Q4 2020 1,225 (262) 46 (43) (15) – 262
Q1 2021 523 (142) 20 20 – – 526
Q2 2021 663 (151) 3 – – – 755
Q3 2021 1,119 (166) 13 (15) – – 657
Total for the trailing
twelve months to
September 30, 2021 3,530 (721) 82 (38) (15) – 2,200

(1)

Adjusted net income attributable to ABB for Q4 2020 is adjusted to exclude the loss from extinguishment of debt of $162 million and a reduction to the gain on the sale of Power Grids of $179 million. Also in Q1, Q2 and Q3 2021, Adjusted net income attributable to ABB is adjusted to exclude further reductions to the gain on the sale of Power Grids, of $24 million,
$3 million and $5 million, respectively.

Q3 2021

FINANCIAL

INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend income less Interest and other finance expense

and Losses from extinguishment of debt.
Reconciliation
Nine months ended September 30, Three months ended September 30,
($ in millions)
2021 2020 2021 2020
Interest and dividend income 37 39 11 12
Interest and other finance expense (108) (191) (17) (79)
Net finance expenses (71) (152) (6) (67)

Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by

Total revenues.
Reconciliation
Nine months ended September 30,
2021 2020
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 10,743 9,742 1.10 8,810 8,568 1.03
Motion 5,773 5,190 1.11 5,022 4,704 1.07
Process Automation 4,881 4,454 1.10 4,226 4,247 1.00
Robotics & Discrete Automation 2,744 2,498 1.10 2,169 2,106 1.03
Corporate and Other

(incl. intersegment eliminations)
(530) (506) n.a. (718) (673) n.a.
ABB Group 23,611 21,378 1.10 19,509 18,952 1.03

Three months ended September 30,
2021 2020
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,519 3,196 1.10 2,952 3,031 0.97
Motion 1,909 1,673 1.14 1,535 1,611 0.95
Process Automation 1,670 1,507 1.11 1,164 1,403 0.83
Robotics & Discrete Automation 935 813 1.15 720 806 0.89
Corporate and Other

(incl. intersegment eliminations)
(167) (161) n.a. (262) (269) n.a.
ABB Group 7,866 7,028 1.12 6,109 6,582 0.93

Q3 2021

FINANCIAL

INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71

11
www.abb.com

July 1 — September 30, 2021
ABB Ltd announces that the following

members of the Executive Committee

or Board of Directors of ABB

have purchased,
sold or been granted ABB’s registered shares, call options

and warrant appreciation rights (“WARs”), in the following amounts:
Name Date Description Received * Purchased Sold Price
Theodor Swedjemark September 02, 2021 Option 102,000
CHF
2.175
Timo Ihamuotila August 11, 2021 Share 35,496
CHF
34.26
Peter Voser August 10, 2021 Share 160,000
CHF
34.12
Key:
* Received instruments were delivered

as part of the ABB Ltd Director’s or

Executive Committee Member’s

compensation as compensation

for foregone
benefits

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: October 21, 2021. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: October 21, 2021. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance